SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               FIRST RESERVE, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

FLORIDA                                               86-0740730
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(STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
OF INCORPORATION)                                     IDENTIFICATION NO.)

1360 SOUTH DIXIE HIGHWAY, CORAL GABLES, FLORIDA       33146
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(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:   (305) 667-8871
                                                      --------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

    TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
    TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED
    -------------------                        ------------------------------

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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
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                                (TITLE OF CLASS)


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ITEM 1. BUSINESS

First Reserve, Inc. (the "Company") is a holding company whose primary operations are through Esslinger-Wooten-Maxwell, Inc. ("EWM"), a wholly-owned subsidiary, and a general real estate brokerage firm. EWM was originally founded in 1964. Allen C. Harper and Ronald A. Shuffield, the current principals of the Company, purchased EWM in April 1984 through First Reserve, Inc., a Florida corporation ("First Reserve Florida"), which was established for the purpose of acquiring EWM. They subsequently transferred their ownership in EWM to First Reserve Florida. First Reserve Florida was a holding company that wholly-owned EWM along with certain other related entities, including Embassy Financial Services, Inc. ("Embassy"), a licensed residential mortgage lender that originates loans in an agency capacity on behalf of other mortgage lenders.

HISTORY - MERGER

The Company was organized under the laws of the State of Arizona on September 7, 1993 under the name El Squared, Inc. On August 31, 1994, El Squared, Inc. changed its name to Phoenix Financial Reporting Group, Inc. ("PFRG"). On February 2, 1998, PFRG changed its name to First Reserve, Inc. On June 17, 1998, the Company transferred it domicile from Arizona to Florida, effectively becoming a Florida corporation. The Company's headquarters are located at 1360 South Dixie Highway, Coral Gables, Florida 33146. Its telephone number is (305) 667-8871 and its fax number is (305) 667-0781.


Pursuant to a Stock Purchase Agreement dated January 7, 1998, certain shareholders of First Reserve Florida acquired 83.3% of the total common shares (5,000,000 shares) of PFRG, a public holding company with no operations. The PFRG shares were acquired from four different shareholders for an aggregate purchase price of $80,000. The remaining 1,000,000 shares of PFRG common stock are owned by 219 shareholders that owned shares in PFRG prior to the consummation of the Stock Purchase Agreement. By acquiring 83.3% of PFRG, the shareholders of First Reserve Florida acquired control of PFRG.


Subsequent to the above-described acquisition, the shareholders of PFRG voted to change the name of PFRG to First Reserve, Inc. The Company also issued additional shares of common stock. In addition, pursuant to an Agreement of Tax-Free Reorganization ("Exchange Merger Agreement"), the shareholders of First Reserve Florida and the shareholders of Embassy exchanged all of their common stock shares of First Reserve Florida and Embassy respectively for shares of the Company's Common Stock, with the result being that First Reserve Florida and Embassy became wholly-owned subsidiaries of PFRG. This exchange was intended to qualify as a tax-free reorganization pursuant to Section 351 of the Internal Revenue Code of 1986, as amended. After the completion of the share exchange, First Reserve Florida was merged into the Company and all the assets of First Reserve Florida became assets of the Company.

Effective May 1, 1998, EWM acquired Byrne-Rinehart & Co. ("Byrne"), a Miami, Florida real estate

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brokerage operation. The acquisition was consummated via a merger pursuant to a
Plan of Reorganization and Merger Agreement dated as of May 1, 1998 (the "Byrne Merger Agreement"). Pursuant to the Byrne Merger Agreement, Byrne merged with and into EWM, with EWM being the surviving corporation. The merger was structured as a reorganization to comply with the terms of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

Under the terms of the merger, all of the shares of Common Stock of Byrne were converted into and exchanged for an aggregate of 400,000 shares of common stock of the Company and $300,000 cash. In connection with the merger, Thomas E. Byrne was hired as President of EWM's Commercial Sales Division pursuant to a three-year employment agreement and the sales associates of Byrne have been retained by EWM. As of May 1, 1998, all of Byrne's pending real estate closings are being administered by EWM and EWM is entitled to the brokerage proceeds therefrom.

Effective September 30, 1998, EWM acquired Gerard International Realty, Inc. ("Gerard"), a Miami Beach, Florida real estate brokerage operation. The acquisition was consummated via merger pursuant to a Plan of Reorganization and Merger Agreement dated as of September 30, 1998 (the "Gerard Merger Agreement"). Pursuant to the Gerard Merger Agreement, Gerard merged with and into EWM, with EWM being the surviving corporation. The merger was structured as a reorganization to comply with the terms of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

Under the terms of the merger, all of the shares of Common Stock of Gerard were converted into and exchanged for up to 500,000 shares of the Company, in the ratio of (i) 3,000 shares of the Company's Common Stock for each share of Gerard Common Stock and (ii) 2,000 shares of the Company's Common Stock for each share of Gerard Common Stock, which shall be subject to and released from escrow in accordance with the terms and conditions set forth in the Merger Agreement. As of September 30, 1998, all of Gerard's pending real estate closings are being administered by EWM and EWM is entitled to the brokerage proceeds therefrom.

OPERATIONS

The primary operations of the Company are through Esslinger-Wooten-Maxwell, Inc., its wholly-owned subsidiary. EWM is a Florida licensed real estate brokerage firm with five offices, which engages approximately 400 sales associates and support staff, in Miami-Dade and Broward Counties. In 1998, EWM closed 2,200 real estate "sale" transactions and 600 "rental" transactions having a gross dollar value of $733,000,000. The average home price was $264,100.

EWM is member of the Realtor Association of Greater Miami and the Beaches, the Realtor Association of Dade County, the Realtor Association of Greater Ft. Lauderdale and the Florida Keys Association of Realtors. The Company offers its services in southern Florida. EWM operates from offices located in Coral Gables/Coconut Grove, South Miami, Miami Beach, Pinecrest/Palmetto area of Miami-Dade County, Florida, and Plantation, Broward County Florida. EWM provides the following services:

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                           o         Residential Brokerage
                           o         Commercial Brokerage
                           o         Relocation
                           o         Property Management and Leasing
                           o         International Brokerage
                           o         Business Brokerage

EWM has recently expanded into Broward County by opening an office in Plantation. The Company believes that this expansion will allow EWM to take advantage of the burgeoning growth in the residential real estate market in Broward as well as the much sought after relocation transferee market.

RESIDENTIAL BROKERAGE

EWM acts as a broker or agent in residential real estate transactions. EWM markets homes in every price range throughout Miami-Dade County, with a market niche in luxury properties (over $500,000). The Company believes its 1998 average residential sales price of approximately $264,100 was higher than its primary competitors. See "Business-Competition" herein.

All customers who list their property for sale with EWM must sign an Exclusive Right of Sale Listing Agreement, which provides that EWM shall be the exclusive sales agent for a set period of time. The Company's residential brokerage services to sellers of real estate include:

         o Pricing a property based on market knowledge and current research
         o        Individualized marketing program for each property
         o Seller's Net Sheet, setting forth costs of sale and net profit estimates upon closing
         o        Suggestions for preparing a property for sale
         o        Appointment options
         o Inclusion of all properties in the computerized South Florida Regional Multiple
         o        Listing System
         o        Pre-qualifying of potential buyers' ability to purchase
         o General advice and assistance in preparing forms and attending closing of transaction
         o Negotiating the terms and conditions of the sales and purchase contract
         o        Conducting "open houses" for properties
         o        Obtaining tenants

In exchange for these services, the customer pays to the Company a commission which is typically fixed at 6% of the sales price, of which 3% is paid to the "listing" broker and 3% is paid to the "selling" broker, which amounts are then "split" between the Company and the participating sales associate.

EWM assists buyers of real estate by providing the following services:

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         o        Locating a property that meets personal and financial
                  objectives
         o        Showing the buyer properties
         o Assistance with inspections, repairs, and obtaining appraisals, etc.
         o Negotiating the terms and conditions of the sales and purchase contract
         o Assisting the buyer in preparing for and attending closing of transactions.

In exchange for these services, the customer pays to the Company a commission which is also generally fixed at 6% of the sales price. This commission is usually, with the consent of the listing broker, i.e., the seller's broker, deducted from and payable out of, the commission payable to such listing broker.

The agreements usually executed by the customer (the buyer/seller) of residential real estate is the form Contract for Sale and Purchase that is approved by the Florida Association of Realtors and the Florida Bar and is customarily used in the State of Florida. Under Florida real estate law, EWM does not represent the Buyer or Seller directly, but rather operates as a "transaction" broker.

COMMERCIAL BROKERAGE

EWM's commercial brokerage services provide specialized services to third parties, including financial institutions, investors, developers and landowners. EWM's services include but are not limited to:

         o        Commercial Sales and Leasing
         o        Property Owner Representation
         o        Tenant Representation
         o        Corporate Relocations
         o        Project Management
         o        Market Surveys
         o        Project Feasibilities
         o        Computer Financial Models
         o        Construction and Permanent Loan Packaging
         o        Land Acquisition and Assemblage
         o        Workouts of Challenging Properties
         o        Real Estate Consulting

RELOCATION

EWM has an extensive corporate relocation division, specializing in corporate relocations. EWM is affiliated with several of the industry's largest relocation networks. In particular, EWM maintains a Strategic Alliance Agreement with the Cendant Mobility Relocation Network (successor to PHH Relocation Network) ("Cendant"), which the Company believes is the nation's largest relocation organization, which provides EWM with membership in Cendant's nationwide network of over 400 other suppliers of relocation services. Ron Shuffield, EWM's President, served on the PHH National

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Advisory Council (predecessor to Cendant) from 1993-1996.


The South Florida area is strongly positioned for corporate relocations. The area serves as a hub of domestic and international business. Because of the favorable geographic location of Miami-Dade County, coupled with its trained commercial and industrial labor force, many Fortune 500 companies have a Latin American and Caribbean base in Miami. According to Miami-Dade County statistics obtained from the Miami-Dade County Beacon Council (the county's economic development council), in Coral Gables, Florida, the Company's main office location, the following corporations have operations: Disney, Texaco West Africa/Latin America, Hilton Hotel-International, Apple Computer, and IBM. In addition, such major corporations as Burger King, Borden and Eastman Kodak have significant South Florida operations. In order to capitalize on the growing need to assist international executives, EWM has a division devoted solely to assisting relocating executives.


The services that EWM provides in connection with corporate relocations includes, but is not limited to, sales and marketing of a transferred employee's existing properties, assisting relocated employees in finding new properties, education and school placement counseling, rental assistance, area tours, short-term housing, financial service assistance., mortgage prequalification, assistance with coordination of moving personal property, and personal and repair service professionals, including a list of pre-qualified baby sitters, interior design consultants and home repair specialists. A referral fee equal to 25 % to 30% of the gross listing or selling commission received by EWM is paid to the referring party for any business referred to EWM. All outgoing referral fees earned by EWM are split between the referring associate and the Company. All outgoing referrals must be placed through the Relocation Network.

PROPERTY MANAGEMENT

The Property Management Division of EWM serves as an agent for the property owner, overseeing all facets of the leasing and management process, including customary landlord activities.

EWM provides property management for single family homes, condominiums, and apartment complexes. Specific property management services include:

         o        Collecting rent
         o        Accounting and bookkeeping services
         o        Regular property inspections
         o Coordination of regular maintenance (lawn pool, service contracts, etc.)
         o        Contract work (paint, repairs, etc.)
         o        Customer services for tenants
         o        Consistent owner contact
         o        Showing rental properties to prospective tenants.

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MARKET


The rate of home sales in Miami-Dade County, Florida for 1998 showed a marked improvement over 1997. Analysts believe that strong consumer confidence, low interest rates, weak inflation and gains from a surging stock market should continue to lead to a very strong real estate market in South Florida for the remainder of 1999, with new and existing home sales to increase at a rate slightly higher than the national average.


According to MLS data, there were 18,480 existing home sales in Miami-Dade County in 1998, compared to 16,145 in 1997 representing a 14.4% increase in sales for 1998.

While homes under $200,000 accounted for 82% of all homes sold in Miami-Dade County in 1998, luxury homes continue to sell well in the region. In the past year, EWM was involved in 97 home sale transactions through the MLS in the price range over $500,000. This equals 14.3% of the 676 total Miami-Dade County transactions in this price range through the MLS.

MARKETING


The Company intends to undertake an aggressive growth strategy by acquiring local brokerage operations throughout Florida to increase market presence, sales volume and the Company's geographic base. The Company will continue its expansions of its mortgage brokerage services and title company services across southeast Florida.

The Company services are marketed in a variety of outlets throughout South Florida. EWM's marketing efforts include, without limitation, advertising in all major newspapers, full-color magazine pictorials, targeted mailings, press releases and inclusion of all properties in the county-wide Multiple Listing Systems. EWM targets new sellers and buyers of its properties by placing advertisements for its properties in each Sunday's MIAMI HERALD REAL ESTATE GUIDE. Further, EWM places a monthly pictorial centerfold and back cover of advertising in Harmon's Real Estate Market Magazine, a magazine published monthly and widely distributed throughout South Florida. Further, EWM mails its "Open House Sundays" literature monthly to over 77,000 potential customers and its "Crown Collection" quarterly mailer to approximately 30,000 potential customers, which features homes priced in excess of $500,000. EWM provides its associates with advertising dollar value credits, based on their property's sales price, for use in various advertising means.


In addition to the above described traditional avenues of sales and marketing, EWM and its executives and associates are extremely active members of the community. EWM is a sponsor of such South Florida charities as the American Red Cross, Miami Opera, United Way, Junior Orange Bowl, Junior Achievement, the College Assistance Program and the local arts and crafts festivals, just to name a few. Further, EWM is a member of all local Chambers of Commerce, and is a trustee for

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chambers in Miami, Coral Gables, Homestead, Ft. Lauderdale, Florida and is a
member of the University of Miami Citizens Board.

COMPETITION

All of the businesses in which EWM is engaged are highly competitive, especially residential real estate brokerage services. Many of its competitors, in particular those who benefit by affiliated franchising organizations, have substantially greater financial resources than the Company. Many of the Company's competitors are also undertaking a growth strategy. While EWM has a higher average sales price than its primary competitors, these primary competitors close substantially more residential listings than EWM and have substantially higher gross sales. See "Business Competition". Even though the Company believes that its ability to specialize in higher-priced properties, the quality of its services and its knowledge of and relative strength in the South Florida market position itself well with its competitors, the substantial amount of competition is expected to continue, which may have an adverse affect on the Company and its operations.

EWM's major competitors are Coldwell Banker Real Estate, Arvida Realty Services, and The Keyes Company Realtors. Coldwell Banker has been pursuing an aggressive acquisition strategy. In January 1998, Coldwell Banker acquired 37 offices of Gimelstob Realty, a South Florida realtor primarily based in Broward and Palm Beach Counties, and Coldwell Banker has publicly stated its intent to acquire additional brokerage operations in South Florida. Arvida Realty Services has also made recent acquisitions, including Jeanne Baker, Inc. Realty. The substantial trend in the real estate industry is consolidation through acquisitions by national chains, such as Cendant, Inc. Cendant owns Century 21 Realty, ERA Realty, Coldwell Banker Realty and Cendant Relocation Services. National chains now represent 35% of the total U.S. real estate brokerage operations.

A comparison of EWM listing and sales activities to its principal competitors in the residential properties brokerage business follows. The statistics represented were obtained from the Multiple Listing Service ("MLS"), an independent real estate data reporting entity, whose sales data represents approximately 85% of the total sales in the Miami-Dade County, Florida area.

                  JANUARY 1, 1998 THRU DECEMBER 31, 1998 RANKING BY NUMBER OF RESIDENTIAL LISTINGS CLOSED IN MIAMI-DADE COUNTY.

         1.       Arvida Realty Services             3,725 Transactions
         2.       Coldwell Banker                    3,469 Transactions
         3.       The Keyes Company                  2,081 Transactions
         4.       EWM                                1,912 Transactions

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                  JANUARY 1, 1998 THRU DECEMBER 31, 1998 RANKING BY DOLLAR
                  VOLUME OF RESIDENTIAL LISTINGS CLOSED IN MIAMI-DADE COUNTY.

                                                                     AVERAGE
                                             GROSS SALES            HOME PRICE
                                             -----------            ----------
         1.  Arvida Realty Services          $652,290,000            $175,111
         2.  Coldwell Banker                 $558,677,000            $161,048
         3.   EWM                            $490,290,000            $256,427
         4.  The Keyes Company               $235,242,000            $113,042


         EWM has the highest average sales price of its competitors. Its average residential sales price substantially exceeds the average sales prices in Miami-Dade County. The above figures include only residential sales and do not include sales made outside the MLS. EWM sales for 1998 including all residential, commercial and rentals from existing operations and acquisitions made in 1998 were approximately $733,000,000.

ECONOMIC FACTORS

The Company's operations are directly dependent on the South Florida economy in general, and the South Florida real estate market in particular. South Florida's real estate market has been historically cyclical. Downturns in South Florida's economy will likely have adverse affects on the Company's business and operations.

REGULATORY ISSUES

The operation of the Company is subject to various federal, state and local laws and regulations. EWM is licensed by the State of Florida Department of Business and Professional Regulation to sell real estate in the State of Florida. In addition, each of the Company's real estate associates must be licensed with the State of Florida Department of Business and Professional Regulation as a real estate broker or real estate sales agent. The licenses must be updated every two years by passing an administered examination. The Company has made, and will continue to make, expenditures to comply with such laws and regulations. The Company believes that it is in compliance with all material laws and regulations. The Company does not believe that any such laws or regulations that are currently in existence, or to the best of the Company's knowledge are proposed or contemplated, that will have such an adverse affect on the Company's financial condition or its operations.

The subsequent adoption or modification of state and local laws and regulations imposing environmental controls, disclosure rules, zoning and other land use restrictions may materially and adversely affect the marketability of real estate, which would likely have a negative effect on the Company's financial conditions and its operations. Additionally, there are various licensing requirements imposed on the Company and its sales associates. While based on the Company's experiences to date, the cost of compliance has not had, and is not expected to have, a material effect

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on the Company, changes in laws and regulations may give rise to additional compliance costs that could have a material adverse effect on the Company. Further, licenses may be revoked for a variety of reasons, including the violation of regulations and the failure to maintain certain financial requirements. Revocation of licenses would also have material and adverse affect on the Company and its operations.

EMPLOYEES

As of December 31, 1998, the Company employs 42 persons full time as support staff and engages 360 persons as sales associates. Of the sales associates, 175 are based in the Coral Gables office, 85 are based in the Pinecrest/Palmetto office, 55 are based in the South Miami office, and 45 are based in the Miami Beach office. Of the Company's sales associates, 100 are referral associates licensed with an affiliated company, EWM Referral Services, Inc. These associates have an active real estate license but merely refer listings to the Company in return for a fee. All sales associates are independent contractors rather than employees of the Company, which is a standard structure in the real estate brokerage industry. The Company requires that each associate sign an Independent Contractor Status Agreement that is a Florida Association of Realtors standard form.

All of the Company's sales associates are paid by commission solely on the basis of closed sales transactions. Typically, the share of a total commission is split evenly between the listing broker and the selling broker, with each broker entitled to a commission of approximately 3% of the property sales price for residential listings and 5% for commercial, business brokerage and rental listings. Approximately 40% of EWM sales are "in-house," where EWM represents both the buyer and seller and therefore receives both halves of the brokerage commission.

REPORTS TO SECURITY HOLDERS

The Company intends to provide all of its shareholders with an annual report of the Company's operations, including audited financial statements, for the 11 month period ended December 31, 1998.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS:


The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the Combined Financial Statements of First Reserve, Inc. and subsidiaries and Embassy Financial Services, Inc. as of January 31, 1998, and the related notes to the Combined Financial Statements, along with the


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Consolidated Financial Statements of First Reserve, Inc. and subsidiaries as of
December 31, 1998, and the related Notes to Consolidated Financial Statements. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States and have been audited by the Company's independent accountants.

The financial information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to the continuing operations of the Company.

RESULTS OF OPERATIONS


REVENUES. The Company's revenues increased approximately 48.3% for the 11-month period ended December 31, 1998, over those for the fiscal year ended January 31, 1998. The increase is primarily attributable to increased residential real estate sales activity in the Company's existing market (32.5%) (Miami-Dade County, Florida). Revenue increases also resulted from the Company's acquisition of two real estate companies operating in that market (60.5%). Finally, the increase is partly attributable to the approximate 62% increase in the volume of mortgages placed through the Company's mortgage banking operations from approximately $26,000,000 for the year ended January 31, 1998 to approximately $42,000,000 for the 11-month period ended December 31, 1998 (7%).

OPERATING EXPENSES. Operating expenses increased to approximately $15.8 million for the 11-month period ended December 31, 1998 versus approximately $11.1 million for the year ended January 31, 1998. The significant components of the Company's operating expenses are: commissions to real estate associates (66%), officer and staff salaries (11%), office rental costs (4%), advertising expenses (4%), promotional expenses (1%) and insurance (1%). The Company's operating expenses also increased as a result of costs incurred by the Company in connection with the acquisition of two residential real estate companies and the pre-opening costs associated with the relocation of the Company's Miami Beach office and the creation of a Broward County sales office.


INTEREST. Interest income increased from approximately $13,000 for the year ended January 31, 1998 to $14,000 for the 11-month period ended December 31, 1998 due to higher average daily balances of restricted cash.


PRE-TAX INCOME FROM CONTINUING OPERATIONS AND NET INCOME (LOSS). The Company had pre-tax income from operations of approximately $134,000 for the 11-month period ended December 31, 1998 as compared to income of approximately $375,000 for the year ended January 31, 1998. This reduction in pre-tax profit from continuing operations was a result of a one-time charge of approximately $1 million during the 11-month period ended December 31, 1998, the Company had a net income of approximately $109,000. This one-time charge was associated with the settlement of a contingent liability to a third party. In connection with this settlement the Company paid $250,000 in cash and executed a $950,000, non-interest bearing, promissory note with principal payments at varying dates through 2002.


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LIQUIDITY AND CAPITAL RESOURCES


The Company generated approximately $924,000 in cash from operating activities for the 11-month period ended December 31, 1998. This was primarily due to an increase in the amount of commissions and management fees received as a result of increased "closings" of principally residential real estate sales and rentals.


Cash used for investing activities was approximately $560,000 for the 11-month period ended December 31, 1998, primarily attributable to the purchase of property and equipment, and the purchase of certain businesses acquired by the Company during this period.


Cash provided from financing activities was approximately $312,000 for the 11-month period ended December 31, 1998, principally due to the net proceeds received from a private placement of the Company's common stock.


At December 31, 1998, the Company had outstanding a $950,000 obligation (described above), and no other material indebtedness except for trade credit. Subsequent to December 31, 1998, the Company arranged for a $500,000 revolving line of credit from a private, unaffiliated lender for the period expiring in October 1999. In addition, the Company has arranged for a $1.8 million "warehouse" line of credit to fund loans to be made in connection with its mortgage banking operations in fiscal 1999. Each "warehouse" loan will be fully backed by a permanent loan "take-out" commitment from a national lender of residential financing. The Company expects the availability of this borrowing capacity to improve the profitably of this aspect of its operations due to the favorable pricing offered by these national lenders.


At December 31, 1998, the Company had shareholder equity of approximately $2,938,000. For the 11-month period ended December 31, 1998 the Company's net working capital (current assets minus current liabilities) increased to $1,048,003 from $443,399 at January 31, 1998, primarily as a result of internally generated funds. The Company believes its current working capital will be sufficient to support its presently-contemplated strategy for the next 12 months.

The Company's new office in Broward County was completed on June 1, 1999. The Company anticipates that this office will increase opportunities to substantially increase sales. The Company's temporary Broward County office has generated an annualized volume of approximately $60,000,000 of sales through the end of April 1999. As of April 1, 1999, the Company has acquired Columbia Title of Florida, Inc., a 37 year old title insurance business, for approximately $191,000 in cash. The Company believes this title business will be profitable during 1999, and will contribute to the cash flow of the Company's overall operations.


SEASONALITY

The Company's operations are principally based on the residential real estate market in South Florida.

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These markets have historically been seasonal with generally higher sales in the second and third fiscal quarters. Therefore, the results of any interim period is not necessarily indicative of the results that might be expected during a full fiscal year.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. We have made certain adjustments to our equipment and software, including equipment purchases over the last two years, in order to make our systems Year 2000 compliant. We have not incurred material costs to date in this regard, and currently do not believe the cost of additional actions will have a material effect on our results of operations or financial condition. We currently believe that our systems are Year 2000 compliant in all material respects; however, our current systems may contain undetected errors or defects which with Year 2000 date functions that may result in material costs.

Failure of our equipment, or software to operate properly with regard to the year 2000, and thereafter, could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations, and financial condition. We have not yet developed a comprehensive contingency plan to address situations that may result if such systems fail; the cost of developing and implementing any such plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce.


As of the present date, we have contacted all of our major suppliers, vendors and financial institutions in order to ascertain their Year 2000 compliance. All of the Company's software vendors, including GEAC Interrealty (multiple listing service computer system), are Year 2000 compliant and have supplied the Company with compliance statements attesting to such compliance. MetroBank, the Company's primary financial institution, has had a Year 2000 Committee working on compliance issues since 1997. MetroBank has been testing its systems throughout 1999 and has ensured the Company of its compliance. Additionally, MetroBank keeps backup records for all of its account transactions allowing the bank to identify and correct errors due to a computer failure. One of the Company software vendors, REAL/Easy, has recently introduced a new Year 2000 version of its real estate software. REAL/Easy has notified the Company to upgrade its software in order to avoid any loss in data and to ensure the accuracy of the Company's reports. Adobe Systems, which provides the Company software, has informed the Company that its current products are Year 2000 compliant and that the Company should upgrade to current versions. Finally, GEAC/Interealty, which supplies the Company with its multiple listing service software and operating system, has informed the Company that its current products are Year 2000 compliant.

We are is currently in the process of updating its systems with its vendors' software. All of the Company's computer hardware and operating systems have been updated to come in to compliance.

The Company's copy machines are Year 2000 compliant (the Company has received a compliance statement from Xerox). In addition, the Company's alarm systems are in compliance. The telephone systems in the Company's Broward and Miami Beach offices are Year 2000 compliant. Year 2000 modifications for the telephone systems in the Company's other offices are currently being made and letters of compliance will be forthcoming upon the completion of these tasks.

Currently, all of the Company's associated financial institutions (100%) and its significant software vendors (90%) have indicated Year 2000 compliance. The Company's remaining vendors and suppliers (approximately 10%) have either indicated compliance or will be compliant by October 1, 1999. The Company has not received notice from any of its vendors, suppliers or associated financial institutions indicating that they are not currently compliant or will not be compliant in the next 30 days.

Our worst case Year 2000 scenario would be a computer systems failure which adversely affects the multiple listing services. Although we do not anticipate such a failure, we are prepared to carry on our operations in the traditional manner of referrals and word of mouth promotion of our services.

We do not foresee any problems with our systems arising from the Year 2000 issue. However, in the event that any system does fail, we have established and maintain a paper backup of any and all relevant information including multiple listing service information, bank accounts and production reports. This backup system will allow the Company to recover any vital information that is lost in the case of a failure in its computer systems. In addition, the Company has a back up telephone system which the Company has used in the past when there have been telephone system failures.


FORWARD LOOKING STATEMENTS

From time to time, we make statements about our future results in this Form 10-SB that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and the current economic environment. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements, include, but are not limited to: (i) the continued growth in the residential real estate market in South Florida; (ii) the general availability of home mortgage financing at favorable rates; (iii) continued positive economic climate in the United States; (iv) competition in our existing lines of business; and (v) our ability to obtain and maintain working capital, whether internally generated or from financing sources (on acceptable terms) in order to finance our growth strategy.

ITEM 3.           PROPERTIES


The Issuer's facilities consist of five offices: (1) 11,930 square feet leased at the Issuer's principal office at 1360 S. Dixie Highway, Coral Gables, Florida 33146; (2) 7,468 square feet leased at 12651 S. Dixie Highway, Miami, Florida 33156; (3) 5,000 square feet leased at 419 Arthur Godfrey Road, Miami Beach, Florida 33140; (4) 5,000 square feet leased office at 6150 S.W. 76 Street, South Miami, Florida; and (5) 6,400 square feet leased at 8500 West Broward Boulevard, Plantation, Florida 33324.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the securities ownership of those persons who own more than five (5%) percent of the registrant's outstanding common stock as of the date hereof, including shares owned by its executive officers and directors:

                                NAME AND ADDRESS OF                                                    PERCENT OF
TITLE OF CLASS                   BENEFICIAL OWNERS                         NO. OF SHARES                CLASS (%)
--------------                   -----------------                         -------------               ----------
Common Stock            Thomas E. Byrne                                        421,000                    6.22
                        6150 S.W. 76th Street
                        South Miami, FL 33143

Common stock            James E, Newmeyer                                      337,500                    4.99
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146

Common Stock            Allen C. Harper &                                     1,113,501                  16.45
                        Carol Harper, JTWROS
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146

Common Stock            Ronald Shuffield                                      1,113,501                  16.45
                        1360 S. Dixie Highway
                        Coral Gables, FL 33146


Common Stock            VALORSEC                                              2,160,001                  31.90
                        M. Thierry Manni
                        c/o 1360 S. Dixie Highway
                        Coral Gables, FL 33146


Common Stock            Officers and directors, as a group                    4,724,503                  69.80
                        (4 persons)

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

              The executive officers and directors of the registrant are as follows:


NAME                      AGE      POSITION
----                      ---      --------
Allen C. Harper            54      Chairman of the Board of Directors/
                                   Chief Executive Officer

Ronald A. Shuffield        48      President/Chief Operating Officer/Director
                                   President of EWM

Thierry Manni              32      Director


James E. Newmeyer          50      Secretary/Treasurer and Director
                                   President of Embassy Financial Services, Inc.
MANAGEMENT

A brief description of the key management of the Company is as follows:

ALLEN C. HARPER

Since 1984 Allen C. Harper has been principally employed as the Chairman and Chief Executive Officer and is a principal shareholder of First Reserve, Inc., the holding company of EWM.

Mr. Harper has more than 30 years of business experience, primarily in the areas of real estate management and development and rail transportation. He is still active in a variety of businesses. Mr. Harper is currently the Chairman of the Board of Directors, Chief Executive Officer and, with his wife, the owner of American Heritage Railways, Inc., which owns and operates The Durango & Silverton Narrow Gauge Railroad, in southwestern Colorado. Since September 1989, Mr. Harper has served as a Director on the Tri-County Rail Authority and has been chairman of the board for two terms. He has also served as a director of Florida East Coast Railway Co., a railroad company based in St. Augustine Florida, since May of 1994.

From February 1994 to July 1998, Mr. Harper served as Chairman of the Board of Directors and Chief Executive Officer of First American Railways, Inc. In October 1998, First American Railways, Inc., voluntarily filed a Chapter 7 Bankruptcy Proceeding in the United States Bankruptcy Court for the Southern District of Florida.

RONALD A. SHUFFIELD

Ronald A. Shuffield is the President and Chief Operating Officer of both the Company and EWM, and a member of each entity's Board of Directors. He has been the President of EWM since 1984. He acts as the chief operating officer and supervises the day-to-day operations of the Company and EWM. Mr. Shuffield is a licensed Florida real estate broker and certified general contractor. Mr. Shuffield has been a member of the Realtor Association of Dade County since 1984 and has served in a variety of officer and director positions thereon. Mr. Shuffield served on the National Advisory Council of the PHH Relocation Network (now Cendant Mobility Servicers) from 1993-1996. Mr. Shuffield's community memberships include the Coral Gables Chamber of Commerce (where he serves as President from 1992-93 and where he was awarded the Robert B. Knight Outstanding Citizen of Coral Gables Award), the Greater Miami Chamber of Commerce (where he serves on the Board of Governors) and the Rotary Club of Coral Gables. Mr. Shuffield received a Bachelor of Science degree in business administration from the University of Tennessee.

M. THIERRY MANNI

Mr. Manni is Chairman and International Development Director of MECAPLAST International. MECAPLAST International is a Monegasque corporation which manufacturers plastic parts for the automobile industry. Mr. Manni is responsible for that company's operations in Monaco and France.

JAMES E. NEWMEYER

Mr. Newmeyer has been President of Embassy Financial Services, Inc. since 1996, where he oversees all operations of the mortgage business. He is also Secretary/Treasurer of the Company. Prior to joining Embassy, Mr. Newmeyer has been an executive with numerous real estate mortgage companies for over twenty years, including PHH Mortgage Services, Source One Mortgage Services Corporation, MHSI/Chemical Residential Mortgage/ CenTrust Mortgage, Amerifirst Mortgage and Southeast Mortgage Company. Mr. Newmeyer has a Bachelor of Arts degree from Furman University and a Masters Degree from Florida International University.

ITEM 6.           EXECUTIVE COMPENSATION

COMPENSATION

         The following table sets forth information about the compensation paid or accrued by the Company to the Company's named executive officers whose aggregate compensation exceeded $100,000, for the last three completed fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                            COMPENSATION

                                                  ANNUAL COMPENSATION                          AWARDS

             NAME AND                                                                   SECURITIES UNDERLYING
        PRINCIPAL POSITION            YEAR          SALARY              BONUS                  OPTIONS
        ------------------            ----         --------             -----           ---------------------
Allen C. Harper - Chief               1998         $274,682              ---                     ---
Executive Officer                     1997         $324,924              ---                     ---
                                      1996         $257,843              ---                     ---

Ronald A. Shuffield -                 1998         $323,630              ---                     ---
President, Chief Operating            1997         $373,381              ---                     ---
Officer;                              1996         $305,597              ---                     ---
President of Ewm

James E. Newmeyer -                   1998         $143,092*             ---                     ---
Secretary, Treasurer;                 1997            ---                ---                     ---
President of Embassy                  1996            ---                ---                     ---
Financial Services, Inc.

-------------------
* Beginning April 1, 1998, through December 31, 1998.


COMPENSATION OF DIRECTORS

The Company will reimburse members of the Board of Directors for their expenses incurred in connection with their services as directors. In addition, each director will be paid $500 for every directors meeting they attend and $100 for each committee meeting they attend for directors' committees of which such director is a member.

COMPENSATION OF OFFICERS - EMPLOYMENT AGREEMENTS

The Company recently entered into employment agreements with Messrs. Harper and Shuffield. The agreements memorialize the employment relationship that have existed since 1984 between the respective individuals and the Company. The agreements have an initial five year term, with an option of the employee to extend for an additional five-year period. Mr. Shuffield's agreement provides for his employment as President of EWM at a base salary of $320,000 per year with a bonus of up to 7.5% of its pre-tax net income. Mr. Harper's agreement provides for his employment as Chairman and Chief Executive Officer of EWM at a base salary of $270,000 per year with a bonus of up to 7.5% of its pre-tax net income. Each of the employment agreements provide that the base salary shall be increased at least 10% per year during the term of the agreement. The Company also pays for disability and life insurance for both Messrs. Harper and Shuffield and provides each with full medical and health insurance coverage, a 401(K) plan and a monthly automobile allowance.

In connection with the purchase of Byrne, EWM also entered into an employment agreement with Thomas E. Byrne. Mr. Byrne's agreement provides for his employment as President of EWM's Commercial Sales Division at a base salary of $100,000 plus a commission and bonus incentives based on real estate closings. The agreement provides for an initial term of five years.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


Pursuant to two First Reserve, Inc. Common Stock Purchase Warrants dated August 31, 1998 (collectively, the "Warrants"), the Company granted to VALORSEC Vermaltungs & Treu-Anstalt, a Swiss company ("VALORSEC"), rights to purchase Common Stock of the Company. M. Thierry Manni, a director of the Company, is a director of VALORSEC. The first Warrant grants VALORSEC the right to purchase 500,000 shares of the Common Stock of the Company at the initial exercise price of $3.50 per share. The second Warrant grants VALORSEC the right to purchase 500,000 shares of the Common Stock of the Company at the initial exercise price of $3.00 per share. All Warrants may be exercised until August 31, 2004.


ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue 100,000,000 shares of Common Stock, no par value. There are 6,767,050 shares of Common Stock currently outstanding. Each holder of Common Stock is entitled to one vote per share owned on all matters submitted to a vote of the shareholders. Holders of Common Stock will be entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available for dividends. If the Company is liquidated, dissolved or wound up, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of Common Stock outstanding and to be outstanding upon completion of this Offering are and will be fully paid and non-assessable.

Holders of Common Stock have no cumulative voting rights and, therefore, the holders of more than half of the shares voting for the election of directors can elect all the directors. Furthermore, the Bylaws of the Company provide that only the Board of Directors, the President shareholders holding at least 10% of the stock of the Company may call a special shareholders' meeting, which may prevent a shareholder or group of shareholders holding less than 10% of the stock of the Company from calling such a meeting.

American Securities Transfer & Trust Co., Denver, Colorado, serves as the Company's transfer agent for its Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The registrant's Common Stock is not currently quoted on any national exchange or other public trading market.

The registrant has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the registrant's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the registrant's operating and financial condition, among other factors.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any material litigation which is not incidental to the ordinary course of its business and operations.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

Pursuant to a Confidential Private Offering Memorandum dated April 6, 1998, the Company sold 555,000 shares of Common Stock at $1.00 per share. The Company received $555,000 in gross proceeds from this Offering. The Company paid no cash commissions in connection with this Offering. This Offering was made pursuant to the exemption from registration provided in Rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "1933 Act").

Effective May 1, 1998, EWM acquired Byrne-Rinehart & Co. ("Byrne"), a Miami, Florida real estate brokerage operation. Under the terms of the merger, all of the shares of Common Stock of Byrne were converted into and exchanged for an aggregate of 400,000 shares of Common Stock of the Company and $300,000 cash. This sale of the Common Stock of the Company was made pursuant to the exemption from registration provided in Section 4(2) of the 1933 Act.

Effective September 30, 1998, EWM acquired Gerard International Realty, Inc. ("Gerard"), a Miami Beach, Florida real estate brokerage operation. Under the terms of the merger, all of the shares of Common Stock of Gerard were converted into and exchanged for an aggregate of up to 500,000 shares of Common Stock (200,000 of these shares remain in escrow and may be released upon the satisfaction of certain conditions subsequent set forth in the Gerard Merger Agreement) of the

Company. This sale of the Common Stock of the Company was made pursuant to the exemption from registration provided in Section 4(2) of the 1933 Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Company's Bylaws provide that the Company may indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter.

The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claim for indemnification by any officer or director.

                                    PART F/S

The Company's audited consolidated financial statements for the eleven month period ended December 31, 1998, immediately follow the signature page to this Form 10-KSB.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS


         2.1 Stock Purchase Agreement dated March 31, 1999 by and between Marjorie Schwartz and First Reserve, Inc. (acquisition of Columbia Title of Florida, Inc.).

         3.1 Articles of Incorporation of the Company (f.k.a. El Squared, Inc.), incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         3.2 Bylaws of First Reserve, Inc., incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.1 Articles of Merger of First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation), incorporated by reference to the Company's Form 10- SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.2 Agreement and Plan of Merger dated April 1, 1998 by and between First Reserve, Inc. (a Florida corporation) and First Reserve, Inc. (an Arizona corporation), incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.3 Articles of Merger of Byrne-Rinehart & Co. (a Florida corporation) and Esslinger- Wooten-Maxwell, Inc. (a Florida corporation), incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.4 Articles of Merger of Gerard International Realty, Inc. (a Florida corporation) and Esslinger-Wooten-Maxwell, Inc. (a Florida corporation), incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.5 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Allen C. Harper, incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.

         10.6 Employment Agreement dated March 5, 1998 by and between First Reserve, Inc. and Ronald A. Shuffield, incorporated by reference to the Company's Form 10-SB, as filed with the Securities and Exchange Commission on May 14, 1999.


         10.7 Promissory Note for $ 1.2 million between First Reserve, Inc. and R.T. Construction Interests, Inc., dated July 13, 1998.


         10.8     Confidential Private Offering Memorandum, dated April 6, 1998.

         10.9 Common Stock Purchase Warrant between the Company and Valorsec, dated August 31, 1998.

         10.10 Common Stock Purchase Warrant between the Company and Valorsec, dated August 31, 1998.

         21       Subsidiaries of the registrant.

         23.1     Consent of McClain and Company, L.C.

         23.2     Consent of McClain and Company, L.C.

         23.3     Consent of McClain and Company, L.C.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FIRST RESERVE, INC.

DATE:    SEPTEMBER 13, 1999             BY:      /s/ Allen C. Harper
                                        TITLE:   Chairman

                                        BY:      /s/ Ronald A. Shuffield
                                        TITLE:   Director

                                        BY:      /s/ James E. Newmeyer
                                        TITLE:   Director

                                        BY:      /s/ Thierry Manni
                                        TITLE:   Director

                          COMBINED FINANCIAL STATEMENTS

                                    RESTATED

                                JANUARY 31, 1998

                      FIRST RESERVE, INC. AND SUBSIDIARIES

                                       AND

                        EMBASSY FINANCIAL SERVICES, INC.

                              CORAL GABLES, FLORIDA

                          INDEPENDENT AUDITORS' REPORT

The Officers and Directors
First Reserve, Inc. and Subsidiaries and
 Embassy Financial Services, Inc.
Coral Gables, Florida

We have audited the accompanying combined balance sheet of First Reserve, Inc. and Subsidiaries, and Embassy Financial Services, Inc. as of January 31, 1998, and the related combined statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of First Reserve, Inc. and Subsidiaries, and Embassy Financial Services, Inc. as of January 31, 1998 and the combined results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 14 to the financial statements, these financial statements have been restated to reflect certain changes.

McClain & Company, L.C.

April 20, 1998, except for Note 14
as to which the date is July 30, 1999
Miami, Florida

                             COMBINED BALANCE SHEET
                                JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

ASSETS
CURRENT ASSETS
    Cash                                        $   378,423
    Receivables                                     179,759
    Prepaid expenses and other                      108,195
    Shareholders' loans receivable                   86,000
                                                -----------

        Total current assets                                         $   752,377

PROPERTY AND EQUIPMENT
    Furniture and fixtures                          358,132
    Office equipment                                485,545
                                                -----------
                                                    843,677
    Less accumulated depreciation                   535,333
                                                -----------

        Net property and equipment                                       308,344

OTHER ASSETS
    Goodwill, net                                    21,970
    Deposits and other                               41,531
                                                -----------

        Total other assets                                                63,501
                                                                     -----------
        Total assets                                                 $ 1,124,222
                                                                     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                            $   308,978

STOCKHOLDERS' EQUITY
    Common stock                                $     2,255
    Paid-in capital                               4,681,877
    Accumulated deficit                          (3,868,888)
                                                -----------
        Total stockholders' equity                                       815,244
                                                                     -----------
        Total liabilities and stockholders'
           equity                                                    $ 1,124,222
                                                                     ===========

See independent auditors' report and the accompanying notes to the combined financial statements, which are an integral part of this combined statement.

                          COMBINED STATEMENT OF INCOME
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)
REVENUES                                                                        $ 11,462,686

COST AND EXPENSES
    Commissions, fees and other incentives                $  7,215,802
    General and administrative expenses                      3,770,104
    Depreciation and amortization                              103,835
                                                          ------------

           Total costs and expenses                                               11,089,741
                                                                                ------------

           Income from operations before income taxes
               and other income and expenses                                         372,945

OTHER INCOME AND (EXPENSES)
    Interest income                                             21,062
    Interest expense                                              (122)
    Other expenses                                             (18,570)
                                                          ------------

           Total other income and (expenses)                                           2,370
                                                                                ------------

           Income before income taxes                                                375,315

PROVISION FOR INCOME TAX                                                               2,277
                                                                                ------------

           Net income                                                                373,038

DIVIDENDS TO PREFERRED STOCKHOLDERS                                                 (202,687)

DIVIDENDS TO "S" STOCKHOLDERS OF EMBASSY
    FINANCIAL SERVICES, INC                                                         (152,997)

           Net income                                                           $     17,354
                                                                                ============

BASIC EARNINGS PER COMMON SHARE                                                 $      11.70
                                                                                ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                             1,483
                                                                                ============

DILUTED EARNINGS PER COMMON SHARE                                               $      11.70
                                                                                ============
WEIGHTED AVERAGE DILUTED COMMON SHARES OUTSTANDING                                     1,483
                                                                                ============

See independent auditors' report and the accompanying notes to the combined financial statements, which are an integral part of this combined statement.

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

                                                                                                                          TOTAL
                                                  COMMON   COMMON   PREFERRED   PREFERRED     PAID                        STOCK-
                                                  STOCK    STOCK    STOCK       STOCK         IN           ACCUMULATED    HOLDERS
                                                  SHARES   AMOUNT   SHARES      AMOUNT        CAPITAL      DEFICIT        EQUITY
                                                  ------   ------   ---------   ---------     ----------   -----------    ---------
BALANCE, February 1, 1997                         4,335    $1,365   3,926,792   $ 3,926,792   $   74,816   $(3,886,242)   $ 116,731

Dividends to preferred stockholders of
        First Reserve, Inc. at $0.05 per
        preferred share                              --        --          --            --           --      (202,687)    (202.687)

Dividends to Embassy Financial
  Services, Inc. "S" stockholders at
  $51.00 per common share                            --        --          --            --           --      (152,997)    (152,997)

Return of capital to the shareholders of
  Embassy Financial Services, Inc.                   --        --          --            --      (12,377)           --      (12,377)

Conversion of preferred shares and
  accrued dividends into shares of
  common stock                                      890       890  (3,926,792)   (3,926,792)   4,619,438            --      693,536

Net income                                           --        --          --            --           --       373,038      373,038
                                                  -----    ------  ----------   -----------   ----------   -----------    ---------

BALANCE, January 31, 1998                         5,225    $2,255          --   $        --   $4,681,877   $(3,868,888)   $ 815,244
                                                  =====    ======  ==========   ===========   ==========   ===========    =========

See independent auditors' report and the accompanying notes to the combined financial statements, which are an integral part of this combined statement.

                        COMBINED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                      $ 11,428,132
    Interest received                                       12,943
    Cash paid to suppliers and employees               (10,861,918)
    Income taxes paid                                       (2,277)
                                                      ------------

        Net cash provided by operating
           activities                                      576,880
                                                      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net increase in shareholders loans receivable          (86,000)
    Purchases of property and equipment                   (151,495)
                                                      ------------

        Net cash used in investing activities             (237,495)
                                                      ------------


CASH FLOWS FROM FINANCING ACTIVITIES:
    Return of paid-in-capital                              (12,377)
    Dividends paid                                        (152,997)
                                                      ------------

        Net cash used in financing activities             (165,374)
                                                      ------------

        Net increase in cash                               174,011

CASH, February 1, 1997                                     204,412
                                                      ------------

CASH, January 31, 1998                                $    378,423
                                                      ============

See independent auditors' report and the accompanying notes to the combined financial statements, which are an integral part of this combined statement.

                  COMBINED STATEMENT OF CASH FLOWS (CONTINUED)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
    Net income                                       $ 373,038
    Adjustments to reconcile net income to net
       cash provided by operating activities:
           Depreciation                                100,922
           Amortization                                  2,912
           Loss on abandonment of property
              and equipment                                240
           Increase in prepaid expenses and
              other assets                             (43,754)
           Increase in accounts receivable             (42,930)
           Increase in accounts payable and
              accrued expenses                         186,452
                                                     ---------

                  Net cash provided by operating
                     activities                      $ 576,880
                                                     =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    During fiscal year ended January 31, 1998, dividends of $202,687 were accrued and not paid.

    As fully described in Note 6, during fiscal year ended January 31, 1998, preferred stock of First Reserve, Inc. totaling $3,926,792 and accrued dividends of $693,536 were converted to 889.67 shares of $1 par value common stock of First Reserve, Inc.

See independent auditors' report and the accompanying notes to the combined financial statements, which are an integral part of this combined statement.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                PRINCIPLES OF COMBINATION
                The accompanying combined financial statements include the accounts of First Reserve, Inc., and Embassy Financial Services, Inc. (the "Companies"), all of which are under common ownership. All intercompany accounts have been eliminated in the combined financial statements.

                The accounts of Embassy Financial Services, Inc. are for the year ended December 31, 1997.

                PRINCIPLES OF CONSOLIDATION
                The accompanying combined financial statements include the accounts of First Reserve, Inc. (the Company) and its wholly-owned subsidiaries, Esslinger, Wooten and Maxwell, Inc., First Reserve Realty, Inc., First Reserve Management, Inc., and First Reserve Equities, Inc. All intercompany accounts and transactions have been eliminated in the consolidation of First Reserve, Inc.

                REVENUE RECOGNITION
                First Reserve, Inc. earns brokerage commissions from the sale of commercial and residential real estate and from the management of rental properties. Revenues are recorded when the real estate sale is closed and the management fees are earned. Embassy Financial Services, Inc. charges its customers for loan and ancillary fees related to mortgages for the purchase and refinancing of their homes. Revenues are recorded when the mortgage is "closed". Expenses for all companies are recorded when they are incurred.

                ESTIMATES
                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                NATURE OF OPERATIONS
                First Reserve, Inc. is primarily engaged in the brokerage and management of residential and commercial real estate in Miami, Florida.

                Embassy Financial Services, Inc. is a licensed residential mortgage lender that specializes in conventional, FHA, and VA first mortgages. To date, all loans originated by Embassy Financial Services, Inc. have been in the capacity of an agent on behalf of other mortgage lenders. Presently, Embassy Financial Services, Inc. does not service any of the loans they originate. Embassy Financial Services, Inc. was in the development stage since its formation on April 8, 1996 until November 1996.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                ORGANIZATIONAL COSTS
                Organizational costs are amortized on the straight-line method over five years. Organizational costs are reflected in other assets and amounted to $878, net of accumulated amortization of $330 at January 31, 1998.

                CASH EQUIVALENTS
                For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                FIDUCIARY FUNDS
                The Company also receives money from clients, property owners, tenants and third parties for the purchase, rental and management of properties. This cash is held in trust on behalf of clients and property owners and may not be used by the Company for its regular operations. As such, the combined balance sheet does not include the net assets held in escrow which amounted to $1,784,002 at January 31, 1998.

                PROPERTY AND EQUIPMENT
                Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

                INCOME TAXES
                Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period minus the changes during the period in deferred tax assets and liabilities.

                Income taxes are provided for on all taxable income included in the combined financial statements in the period in which the income is reported for financial purposes. Accordingly, deferred income taxes (benefits) are provided for timing differences between financial and tax reporting. The principal items comprising these differences are the deferred recognition of operating losses and passive losses for tax purposes.

                No liability for income taxes appears on the accompanying financial statements for Embassy Financial Services, Inc. as the Company has elected to be treated as an "S" Corporation for federal income tax purposes. Pursuant to this election, the corporate income is taxed to the shareholders of Embassy Financial Services, Inc.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  2 -       RECEIVABLES
                Receivables consist primarily of open trade accounts that have not been reduced by an allowance for doubtful accounts, as management considers all receivables to be fully collectible.

NOTE  3 -       SHAREHOLDER LOANS RECEIVABLE
                These loans are due on demand and bear no interest.

NOTE  4 -       GOODWILL
                The Company has accounted for the excess of the acquisition costs of certain subsidiaries over the fair value of identifiable assets as goodwill. This goodwill is being amortized over fifteen-year periods. Accumulated amortization amounted to $7,334 at January 31, 1998.

NOTE  5 -       COMMON STOCK
                Common stock as of January 31, 1998 for First Reserve, Inc. and as of December 31, 1997 for Embassy Financial Services, Inc.
                consists of the following:

                First Reserve, Inc., $1 par value, 5,000 shares
                  authorized 2,224.67 issued and outstanding.             $2,225

                Embassy Financial Services, Inc., $.01 par value,
                  10,000 shares authorized, 3,000 shares issued
                  and outstanding.                                            30
                                                                          ------
                                                                          $2,255

NOTE  6 -       PREFERRED STOCK

                In January 1998, the Company entered into an agreement with its preferred stockholders to purchase 889.67 shares of $1 par value common stock. In exchange for the purchase of the common stock, the preferred stockholders surrendered their preferred stock and all rights to accrued and unpaid dividends in relation to the preferred stock and received 1,000,000 warrants (see Note 13). At January 1998, the accrued and unpaid dividends in relation to the preferred stock amounted to $693,536.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  7 -       COMMITMENTS AND CONTINGENCIES

                LEASES

                The Company has entered into several automobile and real estate lease commitments which expire in various fiscal years through 2002. The future commitments under these leases are summarized as follows:

                YEARS ENDING
                 JANUARY 31,
                ------------
                    1999                   $  458,124
                    2000                      428,368
                    2001                      277,922
                    2002                       12,364
                    2003                           --
                                           ----------
                                           $1,176,778
                                           ==========

                Rent expense under these leases was approximately $527,000 for the year ended January 31, 1998.

                GUARANTEE
                In February 1995, the Company and a majority shareholder of the Company, as guarantor, entered into an agreement with an unrelated third party to guarantee that the Company would be responsible for certain portions of the obligations on a building managed by a subsidiary of the Company, First Reserve Equities, Inc., provided that such building was sold after December 31, 1995. In the event that the building was sold after 1995, the Company would be obligated to pay to the third party any shortfall between the Net Sales Proceeds and the balance of the note owed on the building, up to a maximum of $1,000,000. The building was sold subsequent to December 31, 1995, but no notice had been given to the Company, nor were any collection proceedings initiated against the Company until mid 1998. On July 13, 1998, a settlement agreement was reached with the third party in the amount of $1,200,000, covering the $1,000,000 guarantee and an additional $200,000 for paying late.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  8 -       CONCENTRATION OF CREDIT RISK
                Esslinger, Wooten & Maxwell, Inc.(EWM) has experienced credit risk in connection with its bank accounts. At various times during the year, EWM maintained deposits with financial institutions in excess of amounts insured by the FDIC. The exposure to EWM is solely dependent on daily bank balances and the financial strength of the respective institutions.

NOTE  9 -       INCOME TAXES
                The provision for income taxes for the year ended January 31, 1998 is based on current statutory rates and is summarized as follows:

                                         CURRENT        DEFERRED       TOTAL
                                         -------        --------       -----
                Florida                  $   --        $      --      $   --
                Federal                   2,277               --       2,277
                                         ------        ---------      ------
                                         $2,277        $      --      $2,277
                                         ======        =========      ======

                DEFERRED PROVISION

                The principal timing differences relate to net operating loss carry forwards which resulted in deferred tax assets. These deferred tax assets have been reduced in their entirety by valuation allowances. A summary of the deferred tax assets and related valuation accounts is as follows:

                                          FEDERAL       FLORIDA         TOTAL
                                          -------       -------         -----
                Deferred tax assets      $ 337,004     $ 115,052      $ 452,056
                Deferred tax asset -
                  valuation allowance     (337,004)     (115,052)      (452,056)
                                         ---------     ---------      ---------
                                         $      --     $      --      $      --
                                         =========     ---------      ---------

                As of January 31, 1998, the Company had net operating loss carryovers of approximately $2,132,000. The carryovers expire at various dates through 2011.

NOTE 10 -       PROFIT SHARING PLAN
                EWM has a deferred tax savings plan which qualifies under
                section 401(k) of the Internal Revenue Code. The plan covers all employees having at least one year of service during which they have worked at least 1,000 hours, providing they have attained the age of 21. The plan allows EWM to make voluntary contributions to the plan for eligible participants.
                Participants are 100% vested in their contributions to the plan and vest in EWM's contribution as follows:

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE 10 -       PROFIT SHARING PLAN (CONTINUED)

                YEARS OF TOTAL SERVICE                       VESTING PERCENTAGE
                ----------------------                       ------------------
                     Less than 2                                     0%
                               2                                    20%
                               3                                    40%
                               4                                    60%
                               5                                    80%
                               6 or more                           100%

                During the year ended January 31, 1998, employer contributions to the plan were approximately $8,500.

NOTE 11 -       SUBSEQUENT EVENT
                Subsequent to January 31, 1998, the Companies' Boards of
                Directors authorized a plan of reorganization. The reorganization involves the shareholders of First Reserve, Inc.
                and Embassy Financial Services, Inc. transferring 100% of each company's stock to First Reserve, Inc. (Arizona) in exchange for 4,624,000 shares of First Reserve, Inc. (Arizona). First
                Reserve, Inc. (Arizona) is a publicly traded company that, prior to the reorganization, is in shell form. It is 83.33% owned by the shareholders of First Reserve, Inc. and Embassy Financial
                Services, Inc.

                In addition, on April 21, 1998, the Company announced and authorized a plan of merger with Byrne-Rinehart & Co., a real estate company specializing in upper-end home sales. The announced merger calls for First Reserve, Inc. (Arizona) to issue 400,000 shares of stock and $300,000 of cash to the shareholders of Byrne-Rinehart & Co. in exchange for all the issued and outstanding shares of Byrne-Rinehart & Co. At this time, financial information of Byrne-Rinehart & Co. is unavailable. This merger will allow the Company to offer a full line of integrated real estate and financial services.

                After the above planned transactions have transpired, the former shareholders of First Reserve, Inc. and Embassy Financial Services, Inc. will own in excess of 90% of First Reserve, Inc. (Arizona).

                Additionally, as described in Note 7, subsequent to January 31, 1998, the third party demanded payment on the shortfall between the Net Sales Proceeds and the balance of the note owed on the building managed by a subsidiary of the Company for the original $1,000,000 guarantee and an additional $200,000 for the late payment. On July 13, 1998, a settlement agreement was reached with the third party in the amount of $1,200,000. The Company paid $250,000 on the date the agreement was signed and the remaining balance of $950,000 was financed under a promissory note over four years bearing no interest with an unamortized discount of $164,248 based on an imputed interest rate of 10.175%.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  12 -      EARNINGS PER SHARE
                Earnings per share ("EPS") was computed by dividing net income by the weighted average number of common shares outstanding during the period. The calculation of earnings per share includes net income adjusted for accrued dividends applicable to the preferred stock of First Reserve and "S" shareholders of Embassy Financial Services, Inc. As discussed in Note 6, all of the preferred stock and accrued dividends through that date were converted to common stock on January 1998.

                The following is a calculation of earnings per share for the year ended January 31, 1998:

                Basic earnings per common share:
                Numerator
                    Net income before extraordinary items applicable
                       to common stockholders                            $17,354
                    Extraordinary items, net                                  --
                                                                         -------
                    Income applicable to common stockholders              17,354

                Denominator
                    Weighted average common shares                         1,483
                                                                         -------
                    Basic EPS                                            $ 11.70
                                                                         =======
                Diluted earnings per common share:
                Numerator
                    Net income before extraordinary items applicable
                       to common stockholders                            $17,354
                    Extraordinary items, net                                  --
                                                                         -------
                    Income applicable to common stockholders              17,354

                Denominator
                    Weighted average common shares                         1,483
                                                                         -------
                Diluted EPS                                              $ 11.70
                                                                         =======

                Options to purchase 500,000 shares of common stock at $3.00 per share and 500,000 shares of common stock at $3.50 per share were as of November 30, 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on November 30, 2002, were still outstanding at the end of the year.

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE  13 -      WARRANTS
                On November 30, 1997, First Reserve issued 1,000,000 warrants to a majority shareholder as part of an agreement with the shareholder to convert preferred shares and accrued dividends into common shares. No other consideration was given to the Company for these warrants. The first warrant grants this majority shareholder the right to purchase 500,000 shares of the Company's common stock at the initial exercise price of $3 per share. The second warrant grants the same majority shareholder the right to purchase another 500,000 shares of the Company's common stock at the initial exercise price of $3.50 per shares.
                The warrants are exercisable from the date of issuance and expired on November 30, 2002.

                The following is a summary of the activity of the Company's warrants for the year ended January 31, 1998:

                                                                    WEIGHTED
                                                     NUMBER OF       AVERAGE
                                                     WARRRANTS    EXERCISE PRICE
                                                     ---------    --------------
                 Outstanding beginning of the year          --
                 Granted                             1,000,000
                 Exercised                                  --
                                                     ---------
                 Outstanding at end of year          1,000,000        $3.25
                                                     =========

                 Exercisable at end of year          1,000,000

                 Weighted average fair value of
                   warrants issued for the year
                   ended January 31, 1998.               $0.46

                The weighted average fair value was estimated using the Black-Scholes Option pricing model based on the weighted average market price at date of grant of $1.00.

                The following is a summary of the status of the stock warrants outstanding at January 31, 1998:

                                           WEIGHTED
                                           AVERAGE      WEIGHTED
                                          REMAINING     AVERAGE
                EXERCISE     NUMBER       CONTRACTUAL   EXERCISE      NUMBER
                 PRICE     OUTSTANDING       LIFE        PRICE      EXERCISABLE
                --------   -----------    -----------   --------    -----------
                 $3.00       500,000       4.8 years      $3.00        500,000
                 $3.50       500,000       4.8 years       3.50        500,000
                           ---------                      -----
                           1,000,000                      $3.25
                           =========                      =====

See independent auditors' report.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           YEAR ENDED JANUARY 31, 1998
                    FIRST RESERVE, INC. AND SUBSIDIARIES AND
                        EMBASSY FINANCIAL SERVICES, INC.
                                   (RESTATED)

NOTE 14 -       RESTATEMENT

                The Companies' financial statements have been restated to reflect the following:

                1. To exclude the activity of First Reserve Enterprises, Inc., an inactive corporation from the combined financial statements. This caused cash to decrease $93, deposits and other assets to increase $1,600, common stock to decrease $100, paid-in-capital to decrease $408,957 and accumulated deficit to increase $410,564.

                2. To reflect changes to the financial statement presentation and related disclosures pursuant to an SEC comment letter dated June 18, 1999.

See independent auditors' report.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                    RESTATED

                                DECEMBER 31, 1998

                      FIRST RESERVE, INC. AND SUBSIDIARIES

                              CORAL GABLES, FLORIDA

                          INDEPENDENT AUDITORS' REPORT

The Officers and Directors
First Reserve, Inc. and Subsidiaries
Coral Gables, Florida

We have audited the accompanying consolidated balance sheet of First Reserve, Inc. and Subsidiaries ("the Companies"), as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the eleven-month period then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Reserve, Inc. and Subsidiaries, as of December 31, 1998 and the consolidated results of its operations and its cash flows for the eleven-month period then ended in conformity with generally accepted accounting principles.

As discussed in Note 19 to the Financial Statements, it was determined that common stock and accumulated deficit were understated and paid-in capital, goodwill deposits and other assets, legal settlements and amortization expense were overstated. Accordingly, the financial statements have been restated to reflect this correction.

McClain & Company, L.C.

April 5, 1999, except for Note 19,
as to which the date is July 30, 1999 and Note 17
as to which the date is August 19, 1999
Miami, Florida

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

ASSETS

CURRENT ASSETS
    Cash                                               $ 1,055,160
    Receivables                                            325,227
    Prepaid expenses and other                             157,079
    Shareholders' loans receivable                          80,000
                                                       -----------

        Total current assets                                          $1,617,466

PROPERTY AND EQUIPMENT
    Furniture and fixtures                                 402,905
    Office equipment                                       497,929
    Leasehold improvements                                  74,626
                                                       -----------
                                                           975,460
Less accumulated depreciation                             (541,656)
                                                       -----------

        Net property and equipment                                       433,804

OTHER ASSETS
    Goodwill, net                                          945,834
    Deposits and other                                     126,781
                                                       -----------

        Total other assets                                             1,072,615
                                                                      ----------
        Total assets                                                  $3,123,885
                                                                      ==========

See independent auditors' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                            $   400,592
    Current maturities of long-term debt, net
        of unamortized discount                                          168,871
                                                                     -----------

           Total current liabilities                                                  $  569,463


LONG TERM LIABILITIES
    Note payable, net of unamortized
        discount                                                                         616,881
                                                                                      ----------
           Total liabilities                                                           1,186,344

STOCKHOLDERS' EQUITY

    Common stock, no par value, 100,000,000
        authorized shares; 6,567,050 shares
        issued, 6,767,050 shares outstanding                           5,739,507
    Accumulated deficit                                               (3,801,966)
                                                                     -----------

           Total stockholders' equity                                                  1,937,541
                                                                                      ----------
           Total liabilities and stockholders'
               equity                                                                 $3,123,885
                                                                                      ==========

                                  Page 3 of 23

                        CONSOLIDATED STATEMENT OF INCOME
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

REVENUES                                                                             $17,015,043

COST AND EXPENSES
    Commissions, fees and other incentives                           $11,261,239
    General and administrative expenses                                4,416,803
    Depreciation and amortization                                        153,956
    Legal and other settlements                                        1,048,812
                                                                     -----------
        Total costs and expenses                                                      16,880,810
                                                                                     -----------
        Income from operations before income taxes
           and other income and expenses                                                 134,233

OTHER INCOME AND EXPENSES
    Interest income                                                       14,029
    Interest expense                                                     (35,832)
    Other expenses                                                        (2,865)

        Total other income and (expenses)                                                (24,668)
                                                                                     -----------

        Income before income taxes                                                       109,565

PROVISION FOR INCOME TAX                                                                      --
                                                                                     -----------
        Net income                                                                   $   109,565
                                                                                     ===========

EARNINGS PER COMMON SHARE:
    BASIC EARNINGS PER COMMON SHARE                                                  $      0.02
                                                                                     ===========

    WEIGHTED AVERAGE COMMON SHARES                                                     5,718,504
                                                                                     ===========
    DILUTED EARNINGS PER COMMON SHARE                                                $      0.02
                                                                                     ===========

    WEIGHTED AVERAGE DILUTED COMMON SHARES                                             5,730,085
                                                                                     ===========

PROFORMA EARNINGS PER SHARE (FROM CONTINUING
    OPERATIONS - SEE NOTE 15):
        NET INCOME AS REPORTED                                                       $   109,565
                                                                                     ===========
        Proforma adjustment to provision for income taxes                                     --
                                                                                     -----------
        PROFORMA NET INCOME                                                          $   109,565
                                                                                     ===========

        BASIC EARNINGS PER COMMON SHARE                                              $      0.02
                                                                                     ===========

        DILUTED EARNINGS PER COMMON SHARE                                            $      0.02
                                                                                     ===========

See independent auditors' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                      FIRST RESERVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                                   (RESTATED)

                                                           COMMON       COMMON                                    TOTAL
                                                            STOCK       STOCK        PAID IN     ACCUMULATED    STOCKHOLDERS'
                                                            SHARES      AMOUNT       CAPITAL       DEFICIT        EQUITY
                                                          ---------   ----------   ----------   ------------   --------------
BALANCE, February 1, 1998                                     2,613   $    2,255   $4,681,877   $(3,868,888)   $   815,244

 No par value stock acquired from reverse merger of
    Phoenix Financial Reporting Group, Inc. with First
    Reserve, Inc. and Embassy Financial Services, Inc.    3,000,000          130           --            --            130

 No par value stock issued from reverse merger of
    Phoenix Financial Reporting Group, Inc. with First
    Reserve, Inc. and Embassy Financial Services, Inc.    2,312,050    4,676,288           --            --      4,676,288

 Return of capital to the shareholders of Embassy
    Financial Services, Inc. prior to the reorganization.        --           --       (7,844)           --         (7,844)

 Retirement of Embassy Financial Services, Inc.
    common stock as a result of the reverse merger
    with Phoenix Financial Reporting Group, Inc.             (1,500)         (30)     (43,346)           --        (43,376)

 Retirement of First Reserve, Inc. common stock as a
    result of the reverse merger with Phoenix Financial
    Reporting Group, Inc.                                    (1,113)      (2,225)  (4,630,687)           --     (4,632,912)

 No par value stock issued from "504" private
    placement                                               555,000      363,089           --            --        363,089

 No par value stock issued from the acquisition of
    Byrne-Rhinehart & Co.                                   400,000      400,000           --            --        400,000

 No par value stock issued from the acquisition of
    Gerard International Realty, Inc.                       300,000      300,000           --            --        300,000

 Distributions to Embassy Financial Services, Inc.
    former "S" stockholders of $14.21 per common
    share                                                        --           --           --       (42,643)       (42,643)

 Net income for the 11-month period ended December
    31, 1998                                                     --           --           --       109,565        109,565
                                                          ---------   ----------   ----------   -----------    -----------

BALANCE, December 31, 1998                                6,567,050   $5,739,507   $       --   $(3,801,966)   $ 1,937,541
                                                          =========   ==========   ==========   ===========    ===========

See independent auditors' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                                    $ 16,882,003
    Interest received                                                     14,029
    Interest paid                                                            (80)
    Cash paid to suppliers and employees                             (15,673,531)
    Settlements paid                                                    (298,812)
                                                                    ------------

           Net cash provided by operating
               activities                                                             $  923,609


CASH FLOWS FROM INVESTING ACTIVITIES:
    Net increase in deposits                                             (59,247)
    Purchase of property and equipment                                  (219,936)
    Payment for purchase of acquired
        companies; net of cash received                                 (286,291)
    Net decrease in shareholders'
         loans receivable                                                  6,000
                                                                    ------------
           Net cash used in investing activities                                        (559,474)


CASH FLOWS FROM FINANCING ACTIVITIES:
    Return of paid-in-capital                                             (7,844)
    Distributions paid                                                   (42,643)
    Net proceeds from "504" private placement
        and recapitalization                                             363,089

           Net cash provided by financing activities                                     312,602
                                                                                       ---------

           Net increase in cash                                                          676,737

CASH, February 1, 1998                                                                   378,423
                                                                                      ----------


CASH, December 31, 1998                                                               $1,055,160
                                                                                      ==========

See independent auditors' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

RECONCILIATION OF NET INCOME TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
        Net income                                                                    $  109,565
        Adjustments to reconcile net income to net
           cash provided by operating activities:
               Depreciation                                                              120,469
               Amortization                                                               33,487
               Loss on abandonment of property
                  and equipment                                                            3,097
               Increase in prepaid expenses and
                  other assets                                                           (94,817)
               Increase in accounts receivable                                          (122,428)
               Increase in accounts and notes
                  (operating) payable and
                  accrued expenses                                                       874,236
                                                                                      ----------
                      Net cash provided by operating
                         activities                                                   $  923,609
                                                                                      ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On April 1, 1998, First Reserve, Inc. and Embassy Financial Services, Inc. merged with First Reserve, Inc. (Arizona) f/k/a Phoenix Financial Reporting Group, Inc. As a result of this merger, accounted for as a reverse acquisition under the purchase method, Embassy Financial Services, Inc.'s assets totaling $91,223 and liabilities totaling $47,847 were recorded. In addition, First Reserve, Inc.'s (Arizona's) assets totaling $129 were recorded. No goodwill was recorded as a result of this merger.

On May 1, 1998, the Company purchased all the stock of Byrne-Rhinehart & Co. (Byrne) for $300,000 in cash and $400,000 in stock of the Company. Simultaneous with the stock purchase, Byrne was merged into a wholly owned subsidiary of the Company, Esslinger, Wooten and Maxwell, Inc. (EWM). As a result of this merger, accounted for as a purchase, assets of $11,045, goodwill of $692,085, and liabilities of $3,130 were recorded.

On September 30, 1998, the Company purchased all the stock of Gerard International Realty, Inc. for $300,000 in stock of the Company. Simultaneous with the stock purchase, Gerard International Realty, Inc. was merged into the Company's wholly owned subsidiary, EWM. As a result of this merger, accounted for as a purchase, assets of $706,490, goodwill of $258,915, and liabilities of $665,405 were recorded.

The Company entered into a settlement with an unrelated third party in the amount of $1,200,000. Under the terms of the agreement, the Company paid $250,000 on the date the agreement was signed. The remaining $950,000 was financed over four years with no interest. Interest on the note was imputed using a 10.175% effective rate.

See independent auditors' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                PRINCIPLES OF CONSOLIDATION AND COMBINATION
                The accompanying consolidated financial statements include the accounts of First Reserve, Inc. ("the Company") and its wholly-owned subsidiaries, Esslinger, Wooten and Maxwell, Inc., First Reserve Realty, Inc., First Reserve Management, Inc., First Reserve Equities, Inc., and Embassy Financial Services, Inc. ("Embassy"). Embassy's activity as part of the consolidated group is for the period from April 1, 1998 to December 31, 1998. For the period from January 1, 1998 to March 31, 1998, Embassy was not a subsidiary of the Company, but was under common ownership. Accordingly, the accounts of Embassy for this period have been combined with the accounts of the Company and are reflected in the consolidated statements of income, stockholders' equity and cash flows for the eleven-month period ended December 31, 1998. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

                The accounts of Embassy are for the year ended December 31, 1998.

                NATURE OF OPERATIONS
                The Company is primarily engaged in the brokerage and management of residential and commercial real estate in South Florida.

                Embassy is a licensed residential mortgage lender that specializes in conventional, FHA, and VA first mortgages primarily in the South Florida area. To date, all loans originated by Embassy have been in the capacity of an agent on behalf of other mortgage lenders. Presently, Embassy does not service any of the loans they originate.

                REORGANIZATIONS
                On April 1, 1998, the Company's Board of Directors authorized a plan of reorganization. The reorganization involves the shareholders of First Reserve, Inc., a Florida corporation and Embassy Financial Services, Inc. transferring 100% of each company's stock in exchange for 4,624,000 shares of First Reserve, Inc., f/k/a Phoenix Financial Reporting Group, Inc., an Arizona corporation in shell form. This reorganization was accounted for as a reverse acquisition under the purchase method. After the reorganization, the former shareholders of First Reserve (Florida) and Embassy own 83.33% of First Reserve (Arizona). The two surviving corporations are First Reserve, Inc. (Arizona) and Embassy Financial Services, Inc. On June 17, 1998, First Reserve, Inc. (Arizona) domesticated to Florida.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                BUSINESS COMBINATIONS
                On May 1, 1998, the Company acquired all the stock of Byrne-Rhinehart & Co. (Byrne). Simultaneous with the stock purchase, Byrne merged into a subsidiary of the Company, Esslinger-Wooten-Maxwell, Inc. (EWM) in a business combination accounted for as a purchase. Byrne was primarily engaged in the same activity as EWM. Under the terms of the agreement, the shareholders of Byrne received $300,000 in cash and 400,000 shares of common stock of First Reserve, Inc. for all the shares of stock of Byrne. The total cost of the acquisition was approximately $732,000, which includes direct acquisition costs of approximately $32,000. Goodwill of approximately $692,000, resulting from this transaction, is being amortized on the straight-line method over 20 years. The results of operations for Byrne are included in the consolidated income statement for the period from May 1, 1998 to December 31, 1998.

                On September 30, 1998, the Company acquired all the stock of Gerard International Realty, Inc. (Gerard). Simultaneous with the stock purchase, Gerard was merged into EWM in a business combination accounted for as a purchase. Gerard was primarily engaged in the same activity as EWM. Under the terms of the agreement, the shareholders of Gerard received 300,000 shares of common stock of the Company on the date of the acquisition. An additional 200,000 "contingent" shares of common stock of the Company are being held in escrow pending future gross commission income to be generated by the former shareholders of Gerard over the next 24 months. Due to the contingent nature of these shares, the Company will record them as additional purchase price upon issuance of the shares. The total cost of the acquisition, excluding the contingent shares, was approximately $335,000. Goodwill of approximately $259,000 resulting from this transaction is being amortized on the straight-line method over 40 years. The results of operations for Gerard are included in the consolidated statement of income for the period from September 30, 1998 to December 31, 1998.

                REVENUE RECOGNITION
                The Company earns commissions from the sale of commercial and residential real estate and from the management of rental properties. Revenues are recorded when the real estate sale is closed and the management fees are earned. Embassy charges its customers for loan and ancillary fees related to mortgages for the purchase and refinancing of their homes. Revenues are recorded when the mortgage is "closed". Expenses for all companies are recorded when they are incurred.

                ORGANIZATIONAL COSTS
                Organizational costs are amortized on the straight-line method over five years. Organizational costs are reflected in other assets and amounted to $634 net of accumulated amortization at December 31, 1998.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
                In 1998, the American Institute of Certified Public Accountants issued a Statement of Position (SOP 98-5), REPORTING ON THE
                COSTS OF START-UP ACTIVITIES. SOP 98-5 requires companies to expense organization costs as they are incurred and is effective for fiscal years beginning after December 15, 1998. The Company will adopt SOP 98-5 for the year beginning January 1, 1999. The implementation of this SOP will not have a material effect on the financial position of the Company.

                CASH EQUIVALENTS
                For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                FIDUCIARY FUNDS
                The Company also receives money from clients, property owners, tenants and third parties for the purchase, rental and management of properties. This cash is held in trust on behalf of clients and property owners and may not be used by the Company for its regular operations. As such, the consolidated balance sheet does not include the net assets held in escrow which amounted to $2,447,690 at December 31, 1998.

                PROPERTY AND EQUIPMENT
                Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

                INCOME TAXES
                Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period minus the changes during the period in deferred tax assets and liabilities.

                Income taxes are provided for on all taxable income included in the consolidated financial statements in the period in which the income is reported for financial purposes. Accordingly, deferred income taxes (benefits) are provided for timing differences between financial and tax reporting. The principal items comprising these differences are the deferred recognition of operating losses and passive losses for tax purposes.

                Embassy's income for federal income tax purposes is computed beginning April 1, 1998, when it became a taxpaying entity for Federal income tax purposes as a result of the reorganization. Prior to this date, Embassy was a pass-through entity and, as such, the corporate income was passed through and ultimately taxed to Embassy's shareholders.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                CHANGE IN ACCOUNTING YEAR
                In 1998, the Company's Board of Directors and Stockholders, due to business and industry reporting reasons, elected to change the fiscal year of the Company from January 31 to December 31. The consolidated financial statements are for the eleven-month period ended December 31, 1998 for all companies in the consolidated group, except for the accounts of Embassy, which are for the year ended December 31, 1998.

                LONG-LIVED ASSETS
                The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                ESTIMATES
                The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2 -       RECEIVABLES
                Receivables consist primarily of open trade accounts that have not been reduced by an allowance for doubtful accounts, as management considers all receivables to be fully collectible.

NOTE  3 -       SHAREHOLDERS' LOANS RECEIVABLE
                These loans are due on demand, and bear no interest.

NOTE  4 -       GOODWILL
                The Company has accounted for the excess of the acquisition costs of certain subsidiaries over the fair value of identifiable assets as goodwill. This goodwill is being amortized over periods ranging from fifteen to forty years.

NOTE  5 -       FAIR VALUE OF FINANCIAL INSTRUMENTS
                Financial Accounting Standards Board Statement No. 107,
                DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (FAS 107) requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate that value.
                FAS 107 also requires the entity to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  5 -       FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
                The following assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

                    CASH AND CASH EQUIVALENTS
                    The carrying amounts of cash and cash equivalents approximate their fair value.

                    SHAREHOLDERS' LOANS RECEIVABLE
                    Carrying amounts of shareholders' loans receivable approximate their fair value.

                    NOTE PAYABLE
                    The fair values of the non-interest bearing note payable is estimated based upon the present value of future payments using an imputed rate of interest of 10.175%.

                The estimated fair values of the Company's financial instruments at December 31, 1998, were as follows:

                                                    CARRYING            FAIR
                                                     AMOUNT             VALUE
                                                   -----------        ----------
                Cash and cash equivalents          $1,055,160         $1,055,160
                Shareholders' loans receivable     $   80,000         $   80,000
                Note payable                       $  785,752         $  785,752

NOTE  6 -       BUSINESS SEGMENT INFORMATION
                In 1998, the Company adopted SFAS No. 131, DISCLOSURES ABOUT
                SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and on assessing performance.
                The operating segments are managed separately because each operating segment represents a strategic business unit that offers different product services. The following information is provided in accordance with the requirement of this statement.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  6 -       BUSINESS SEGMENT INFORMATION (CONTINUED)
                The Company's operations are principally managed on a product services basis and are comprised of two reportable segments:
                Esslinger, Wooten and Maxwell, Inc. (EWM) and Embassy Financial
                Services, Inc. (Embassy). EWM's product services consists of residential and commercial real estate brokerage. Embassy's product services have been in the capacity of an agent for other mortgage lenders in the South Florida area, specializing in conventional, FHA and VA mortgages. Revenue, net income and identifiable assets for these segments are as follows:

                                       ESSLINGER,       EMBASSY
                                         WOOTEN,       FINANCIAL          ALL
                                      MAXWELL, INC.   SERVICES, INC.     OTHERS         TOTAL
                                      -------------   --------------   -----------   -----------
                Revenue                $15,893,097      $1,060,938     $    61,008   $17,015,043
                Net income             $ 1,089,801      $   99,761     $(1,079,997)  $   109,565
                Identifiable assets
                  at year end          $ 2,799,838      $  299,037     $    25,010   $ 3,123,885

NOTE  7 -       NOTE PAYABLE
                At December 31, 1998, note payable consists of the following:

                                                                    UNAMORTIZED
                                                         PRINCIPAL    DISCOUNT       TOTAL
                                                         ---------  -----------    ---------
                Note payable to third party, non-
                  interest bearing, payable in annual
                  installments of $237,500, matures
                  July 13, 2002, unsecured,
                  personally guaranteed by a majority
                  shareholder of the company
                  (unamortized discount is based on
                  imputed interest rate of 10.175%).     $ 785,752   $164,248      $ 950,000
                           Less current portion           (168,871)   (68,629)      (237,500)
                                                         ---------   --------      ---------
                                                         $ 616,881   $ 95,619      $ 712,500
                                                         =========   ========      =========

                Principal payments and amortized discount on the note payable for the next five years and in the aggregate are as follows:

                                                                    UNAMORTIZED
                                                         PRINCIPAL    DISCOUNT       TOTAL
                                                         ---------  -----------    ---------
                    1999                                 $ 168,871   $ 68,629      $ 237,500
                    2000                                   186,054     51,446        237,500
                    2001                                   204,985     32,515        237,500
                    2002                                   225,842     11,658        237,500
                    2003                                        --         --             --
                                                         ---------   --------      ---------
                                                         $ 785,752   $164,248      $ 950,000
                                                         =========   ========      =========

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  8 -       EMPLOYMENT AGREEMENTS
                The Company has entered into employment agreements with two executives. These agreements provide for base salaries, to be increased annually by at least 10%, plus bonuses and benefits at the discretion of the Company's Board of Directors. The term of the contract is five years and it may be terminated for cause.
                In the event of termination without cause, the Company is liable for all salary, payments and benefits for the remaining term of the agreement.

                EWM has entered into an employment agreement with the president of its Commercial Sales Division. This agreement provides for base salary, commission and bonus incentives based on real estate closings, and additional bonus and benefits at the discretion of the Company's Board of Directors. The term of the contract is five years and it may be terminated for cause. In the event of termination without cause, EWM is liable for all salary, payments and benefits for the remaining term of the agreement.

                Minimum future commitment under these employment agreements are as follows:

                    1999                                  $  809,025
                    2000                                     869,927
                    2001                                     936,920
                    2002                                     877,279
                    2003                                          --
                                                          ----------
                                                          $3,493,151

                The total commitment, excluding incentives and bonuses, was $686,992 for the eleven-month period ended December 31, 1998.

NOTE  9 -       LEASES
                During the eleven-month period ended December 31, 1998, the Company entered into four office lease agreements.

                The first agreement was with a corporation owned by a related party. The lease is on a month-to-month basis and calls for a monthly rental of $5,533.

                A second office lease agreement was with a related party and will commence in 1999. The lease is for a period of ten years with an option to renew for two successive five year terms. The lease calls for an annual rent of $90,000, plus all applicable sales taxes, with an annual increase in rent of three percent over the prior year's base rent.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE  9 -       LEASES (CONTINUED)
                The third office lease agreement was entered into with an unrelated party and will commence in 1999. This lease calls for annual rent of $94,050, plus all applicable sales taxes, with an increase in rent of three percent over the prior year's base rent. The lease is for a term of ten years, two months and fifteen days, with an option to renew for two successive five year terms.

                Finally, a fourth office lease agreement is on a month-to-month basis and calls for a monthly rent of $3,439.

                As a result of the merger with Byrne-Rhinehart & Co. and Gerard International Realty, Inc., EWM assumed operating lease agreements expiring at various dates.

                Additionally, prior to 1998, the Company had entered into several automobile, real estate and equipment leases accounted for as operating leases.

                These leases expire in various years through 2009. Minimum future lease payments under all operating leases for the next five years and in the aggregate are as follows:

                           YEARS ENDING
                           DECEMBER 31,
                           -------------
                              1999                     $  765,534
                              2000                        686,608
                              2001                        372,255
                              2002                        356,373
                              2003                        349,952
                              Beyond                    1,824,447
                                                       ----------
                                                       $4,355,169
                                                       ==========

                Rent expense under these leases was approximately $614,218 for the eleven-month period ended December 31, 1998.

NOTE 10 -       CONCENTRATION OF CREDIT RISK
                EWM has experienced credit risk in connection with its bank accounts. At various times during the year, EWM maintained deposits with financial institutions in excess of amounts insured by the FDIC. The exposure to EWM is solely dependent on daily bank balances and the financial strength of the respective institutions.

NOTE 11 -       INCOME TAXES
                Provision (benefit) is made for the tax effects of timing differences as described in Note 1. The provision for income taxes for the eleven-month period ended December 31, 1998, is based upon current statutory rates and is summarized as follows:

                                   CURRENT        DEFERRED            TOTAL
                                  --------        --------           --------
                    Florida       $     --        $     --           $     --
                    Federal             --              --                 --
                                  --------        --------           --------
                                  $     --        $     --           $     --
                                  ========        ========           ========

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 11 -       INCOME TAXES (CONTINUED)
                Deferred tax assets have been provided for deductible temporary differences related to net operating losses. Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation and amortization. Deferred income taxes related to the following at December 31, 1998:

                    Deferred tax assets:
                       Net operating loss              $ 463,301
                       Valuation allowance              (458,926)
                                                       ---------

                    Deferred tax assets after
                       valuation allowance                           $ 4,375

                    Deferred tax liabilities
                       Property and equipment             (2,332)
                       Goodwill                           (2,043)
                                                       ---------

                       Gross deferred tax liabilities                 (4,375)
                                                                     -------
                    Net deferred tax asset                           $    --
                                                                     =======

                At December 31, 1998, the Company's net operating loss carryforwards for income tax purposes amounted to approximately $2,077,000 and are available to offset future taxable income through the year 2013.

NOTE 12 -       PROFIT SHARING PLAN
                EWM has a deferred tax savings plan which qualifies under
                section 401(k) of the Internal Revenue Code. The plan covers all employees having at least one year of service during which they have worked at least 1,000 hours, provided they have attained the age of 21. The plan allows EWM to make voluntary contributions to the plan for eligible participants.
                Participants are 100% vested in their contributions to the plan and vest in EWM's contribution as follows:

                       YEARS OF TOTAL SERVICE               VESTING PERCENTAGE
                       ----------------------               ------------------
                           Less than 2                               0%
                                     2                              20%
                                     3                              40%
                                     4                              60%
                                     5                              80%
                                     6 or more                     100%

                For the eleven-month period ended December 31, 1998, employer contributions to the plan were approximately $7,217.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 13 -       LEGAL AND OTHER SETTLEMENTS
                In February 1995, the Company and a majority shareholder of the Company, as guarantor, entered into an agreement with an unrelated third party to guarantee that the Company would be responsible for certain portions of the obligations on a building managed by a subsidiary of the Company, First Reserve
                Equities, Inc. provided that such building was sold after December 31, 1995. In the event that the building was sold after 1995, the Company would be obligated to pay to the third party any shortfall between the Net Sales Proceeds and the balance of the note owed on the building, up to a maximum of $1,000,000.
                The building was sold subsequent to December 31, 1995, but no notice had been given to the Company, nor had any collection proceedings been initiated against the Company until mid 1998.
                On July 13, 1998, a settlement agreement was reached with the third party in the amount of $1,200,000 covering the $1,000,000 guarantee and an additional $200,000 for paying late. The
                Company paid $250,000 on the date the agreement was signed and the remaining balance of $950,000 was financed under a promissory note over four years bearing no interest.

                A $1,000,000 expense from this settlement is reflected in the consolidated statement of income for the eleven-month period ended December 31, 1998. The $200,000 was treated as imputed interest and will be amortized over the life of the note under the interest method using an effective rate of 10.175%. Total interest expense related to this note amounted to $35,752 for the eleven-month period ended December 31, 1998.

                Also, included in legal and other settlements is an additional $48,812 incurred by EWM in settling various disputes arising with customers or tenants in the ordinary course of business.

NOTE 14 -       STOCKHOLDERS' EQUITY

                COMMON STOCK
                On April 1, 1998, as a result of the reverse acquisition of First Reserve, Inc. (Florida) and Embassy with First Reserve, Inc. (Arizona), a non-operating public shell corporation, the Company increased its common stock by $130.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 14 -       STOCKHOLDERS' EQUITY (CONTINUED)

                COMMON STOCK (CONTINUED)
                On April 21, 1998, the Company effected a two for one reverse stock split. As a result of the split, every stockholder of the Company would own one-half as many shares as before the reverse split. Prior to the reverse split, the number of issued and outstanding shares of common stock of the Company was 10,624,000, and after the reverse split, the number became 5,312,050 (including fractional shares issued). Accordingly, all numbers of common shares and per share data for the current period presented in these financial statements have been restated to reflect the stock split. Subsequent to the reverse split, the Board of Directors authorized an increase of shares of common stock of no par value from 50,000,000 to 100,000,000.

                On April 6, 1998, the Company entered into a series of transactions to recapitalize its equity pursuant to a Confidential Private Offering Memorandum ("504"). These transactions resulted in an additional 555,000 of no par shares being issued totaling $555,000. Of the 555,000 shares issued, 6.3% were acquired by two minority shareholders of the Company, the remaining 93.7% of the shares were acquired by unrelated third parties. The Company incurred legal, underwriting and other fees totaling $191,911. These costs were deducted from the total proceeds and the net proceeds are reflected in the statement of stockholders' equity under common stock.

                WARRANTS
                During the eleven-month period ending December 31, 1998, the Company re-issued 1,000,000 warrants ("new warrants") to a majority shareholder in exchange for 1,000,000 warrants previously issued by First Reserve, Inc. (Florida) on November 30, 1997 ("original warrants"). These original warrants were issued as part of an agreement with the shareholder of First Reserve, Inc. (Florida) to convert preferred shares and accrued dividends into common shares. The original warrants were exercisable from the date of issuance and expired on November 30, 2002. No other consideration was given to the Company for these warrants. The original warrants were canceled and new warrants were issued on August 31, 1998. All the terms and conditions of the original warrants remained the same with the exception of the expiration date which was changed from November 30, 2002 to August 31, 2003.

                The first warrant grants this majority shareholder the right to purchase 500,000 shares of the Company's common stock at the initial exercise price of $3 per share. The second warrant grants the same majority shareholder the right to purchase another 500,000 shares of the Company's common stock at the initial exercise price of $3.50 per share. The warrants are valid, beginning on August 31, 1998, for a period of five years.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 14 -       STOCKHOLDERS' EQUITY (CONTINUED)
                The following is a summary of the activity of the Company's warrants for the eleven-month period ended December 31, 1998:

                                                                         WEIGHTED
                                                           NUMBER OF     AVERAGE OF
                                                            WARRANTS   EXERCISE PRICE
                                                          ----------   --------------

                Outstanding beginning of the year          1,000,000       $3.25
                Granted                                    1,000,000       $3.25
                Canceled                                  (1,000,000)      $3.25
                Exercised                                         --       $  --
                                                          ----------       -----
                Outstanding at end of year                 1,000,000       $3.25
                                                          ==========       =====

                Exercisable at end of year                 1,000,000

                Weighted average fair value of warrants
                    issued during the eleven-month period
                    ending December 31, 1998.                  $0.44

                The weighted average fair value was estimated using the Black-Scholes option pricing model based on the weighted average market price at date of grant of $1.00.

                The following is a summary of the status of the stock warrants outstanding at December 31, 1998.

                                       weighted
                                        average     weighted
                                       REMAINING    Average
                          Number      Contractual   Exercise     Number
                PRICE   OUTSTANDING      LIFE        PRICE     EXERCISABLE
                -----   -----------   -----------   --------   -----------
                $3.00     500,000      4.7 years      $3.00      500,000
                $3.50     500,000      4.7 years       3.50      500,000
                        ---------                     -----
                        1,000,000                     $3.25
                        =========                     =====

NOTE 15 -       EARNINGS PER SHARE
                Basic earnings per share ("EPS") was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS were determined on the assumption that the contingent shares were exercised at the beginning of the period, or at time of issuance, if later.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 15 -       EARNINGS PER SHARE (CONTINUED)
                The following is the calculation of earnings per share for the eleven-month period ended December 31, 1998:

                Basic earnings per common share:
                    Numerator
                       Net income (loss) before extraordinary items
                           applicable to common stockholders          $  109,565
                       Extraordinary items, net                               --
                                                                      ----------
                       Income (loss) applicable to common
                           stockholders                                  109,565

                    Denominator
                       Weighted average common shares                  5,718,504
                                                                      ----------
                       Basic EPS                                      $     0.02
                                                                      ==========
                    Diluted earnings per common share:
                       Numerator
                           Net income (loss) before extraordinary
                             items applicable to common
                             stockholders.                            $  109,565
                           Extraordinary items, net                           --
                                                                      ----------
                           Income (loss) applicable to common
                             stockholders.                               109,565
                                                                      ----------
                    Denominator
                       Weighted average common shares                  5,718,504
                       Contingent shares                                  11,581
                                                                      ----------
                           Total                                       5,730,085
                                                                      ----------
                    Diluted EPS                                       $     0.02
                                                                      ==========

                    Options to purchase 500,000 shares of common stock at $3.00 per share and 500,000 shares of common stock at $3.50 per share were outstanding for the eleven-month period ended December 31, 1998, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on August 31, 2003, were still outstanding at the end of the year.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 15 -       EARNINGS PER SHARE (CONTINUED)
                The following pro forma tax and earnings per share data assumes that Embassy was a tax paying entity for the entire year. The pro forma amounts give effect to the adjustments resulting from the filing of a consolidated tax return which would include
                Embassy as a subsidiary of the Company for the entire year.

                       Income before income taxes                       $109,565
                       Provision for income tax                               --
                                                                        --------
                           Net income                                   $109,565
                                                                        ========
                       Basic earnings per share                         $   0.02
                                                                        ========

                       Diluted earnings per share                       $   0.02
                                                                        ========

NOTE 16 -       RELATED PARTY TRANSACTIONS
                The Company rents an office building from a corporation owned by a minority shareholder. The lease is on a month-to-month basis and calls for a monthly rental of $5,553. For the eleven-month period ended December 31, 1998, total rent paid amounted to $44,267. At December 31, 1998, no amounts were due to this corporation.

NOTE 17 -       SUBSEQUENT EVENT
                BUSINESS COMBINATIONS
                On March 31, 1999, the Company acquired all the stock of Columbia Title of Florida, Inc. ("Columbia") in a business combination accounted for as a purchase. Columbia is engaged in the business of closing real estate and mortgage loan transactions, primarily in the South Florida area. Columbia has two branches, Miami and Key Largo, Florida. Under the terms of the agreement, the shareholder of Columbia (seller) received
                $100 for the stock of Columbia. The agreement also provided for additional consideration if the assets of the Key Largo branch would be sold within 90 days after the acquisition date. If this condition was met, the seller would receive eighty-five percent
                (85%) of the net proceeds of the sale of the assets of the Key
                Largo branch. If the sale did not effectuate within the 90 days, all the assets of the Key Largo branch office would be transferred back to the seller. The sale of the Key Largo branch was made within the ninety day period. As a result, additional consideration of $191,250 for the acquisition of the stock will be recorded.

                In April 1999, the Company arranged for a $500,000 unsecured revolving line of credit from a private third party lender. The note matures on September 30, 1999 and bears interest at 9% per year. The note is personally guaranteed by a majority shareholder of the Company and his spouse. In May 1999, the Company also arranged for a $1.8 million "warehouse" line of credit with a third party financial institution. This loan will be used to fund loans to be made in connection with its 1999 mortgage banking operations. Each "warehouse" loan will be fully backed by a permanent loan "take-out" commitment from a national lender of residential financing. The interest on the loan is at prime rate less 3.75%.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 18 -       UNAUDITED PROFORMA CONSOLIDATED STATEMENTS OF INCOME
                The assets and liabilities of Byrne and Gerard (the "acquired companies") are reflected in the accompanying consolidated financial statements. The results of operations of the acquired companies are included in the consolidated results from the dates they were acquired, May 1, 1998 for Byrne and September
                30, 1998 for Gerard. The following pro forma consolidated statement of income gives effect to the acquisitions of all of the outstanding shares of the acquired companies as if they had occurred as of February 1, 1998. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. This unaudited pro forma condensed consolidated information does not purport to represent what the actual results of operations would have been assuming the acquisitions had taken place on the dates assumed above, nor do they purport to predict the results of operations in future periods:

                                                            ELEVEN-MONTH
                                                            PERIOD ENDED
                                                          DECEMBER 31, 1998
                                                          -----------------
                       Total revenue                        $20,354,425
                       Total costs and expenses              20,094,067
                                                            -----------
                       Operating income                         260,358
                       Other income and (expenses)              (24,148)
                                                            -----------
                       Income before tax provision              236,210
                       Provisions or income taxes                    --
                                                            -----------
                       Net income                           $   236,210
                                                            ===========
                       Earnings per share
                           Basic                                  $0.04
                           Weighted average shares            5,718,504

                           Diluted                                $0.04
                           Weighted average shares            5,730,085

NOTE 19 -       RESTATEMENT
                The Company's financial statements have been restated to reflect the following:

                1. The stated value assigned to the common shares issued as a result of the acquisition of First Reserve, Inc. (Florida) and Embassy Financial Services, Inc., as well as the acquisitions of Byrne-Rhinehart & Co. and Gerard International Realty, Inc. (see Note 1, "Reorganizations and Business Combinations"). This caused common stock to increase $6,131,418 and paid-in-capital to decrease $6,131,418.

See independent auditors' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE ELEVEN-MONTH PERIOD ENDED DECEMBER 31, 1998
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                   (RESTATED)

NOTE 19 -       RESTATEMENT (CONTINUED)

                2. To reflect a decrease in the amortization period for the acquisition of Byrne-Rhinehart & Co. (see Note 1, "Business Combinations") from 40 to 20 years. This caused the accumulated amortization on goodwill to increase $11,535 and amortization expense to increase $11,535.

                3. To reflect a decrease in the goodwill for the acquisition of Gerard International Realty, Inc. as a result of the issuance of contingent shares as part of the purchase price (see Note 1, "Business Combinations"). This caused a decrease in goodwill and common stock of $200,000 and a decrease in accumulated amortization and amortization expense of $1,250.

                4. To reflect the imputed interest on the non-interest bearing note (see Note 7). This caused a decrease in legal and other settlement expenses of $200,000, an increase in interest expense of $35,752 and an increase in unamortized discount on the notes payable of $164,248.

                5. To reflect the proceeds of the "504" private placement, net of legal, underwriting and other expenses. This caused net capital legal expenses to decrease $163,124, common stock to decrease $191,911 and amortization expense to decrease $28,787.

                6. To reflect changes to the financial statement presentation and related disclosures pursuant to an SEC comment letter dated June 18, 1999.

See independent auditors' report.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                    UNAUDITED

                                  JUNE 30, 1999

                      FIRST RESERVE, INC. AND SUBSIDIARIES

                              CORAL GABLES, FLORIDA

                         INDEPENDENT ACCOUNTANTS' REPORT

The Officers and Directors
First Reserve, Inc. and Subsidiaries
Coral Gables, Florida

The accompanying consolidated balance sheet of First Reserve, Inc. and Subsidiaries as of June 30, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the six-month period then ended were not audited by us, and, accordingly, we do not express an opinion on them.

McClain & Company, L.C.

August 19, 1999
Miami, Florida

                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

ASSETS

CURRENT ASSETS
    Cash                                                    $  943,867
    Interest bearing deposit with bank                         125,000
    Receivables                                                378,403
    Mortgage loans held for sale                             1,284,450
    Prepaid expenses and other                                 131,461
    Shareholders' loans receivable                              37,366
                                                            ----------
        Total current assets                                               $2,900,547

PROPERTY AND EQUIPMENT
    Furniture and fixtures                                     674,200
    Office equipment                                           636,234
    Transportation equipment                                    28,102
    Leasehold improvements                                     739,562
                                                            ----------
                                                             2,078,098

    Less accumulated depreciation                             (829,201)
                                                            ----------
        Net property and equipment                                          1,248,897

OTHER ASSETS
    Goodwill, net                                            1,177,985
    Deposits and other                                         129,336
                                                            ----------
        Total other assets                                                  1,307,321
                                                                           ----------

        Total assets                                                       $5,456,765
                                                                           ==========

See independent accountants' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                  $  494,638
    Current maturities of long-term debt, net
        of unamortized discount                             1,939,244
                                                           ----------

           Total current liabilities                                      $2,433,882

LONG TERM LIABILITIES
    Note payable, net of unamortized
        discount                                                             649,285
                                                                          ----------
           Total liabilities                                               3,083,167

STOCKHOLDERS' EQUITY
    Common stock, no par value, 100,000,000
        authorized shares; 6,567,050 shares
        issued, 6,767,050 shares outstanding                5,739,507
    Accumulated deficit                                    (3,365,909)
                                                          -----------
           Total stockholders' equity                                        2,373,598
                                                                            ----------

           Total liabilities and stockholders'
               equity                                                       $5,456,765
                                                                            ==========

                        CONSOLIDATED STATEMENT OF INCOME
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED
REVENUES                                                                             $11,855,119

COST AND EXPENSES
    Commissions, fees and other incentives                            $7,745,597
    General and administrative expenses                                3,732,674
    Depreciation and amortization                                        117,323
    Legal and other settlements                                            4,000
                                                                      ----------

        Total costs and expenses                                                      11,599,594
                                                                                     -----------

        Income from operations before income taxes
           and other income and expenses                                                 255,525

OTHER INCOME AND EXPENSES
    Interest income                                                       18,615
    Interest expense                                                     (58,848)
    Other expenses                                                        (1,600)
    Gain on disposition of property and equipment                        222,365
                                                                      ----------

        Total other income and (expenses)                                                180,532
                                                                                     -----------

        Income before income taxes                                                       436,057

PROVISION FOR INCOME TAX                                                                      --
                                                                                     -----------
        Net income                                                                   $   436,057
                                                                                     ===========

EARNINGS PER COMMON SHARE:
    BASIC EARNINGS PER COMMON SHARE                                                  $       .07
                                                                                     ===========

    WEIGHTED AVERAGE COMMON SHARES                                                     6,567,050
                                                                                     ===========

    DILUTED EARNINGS PER COMMON SHARE                                                $       .06
                                                                                     ===========

    WEIGHTED AVERAGE DILUTED COMMON SHARES                                             6,720,625
                                                                                     ===========

See independent accountants' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                      FIRST RESERVE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                                    UNAUDITED

                                   COMMON      COMMON                          TOTAL
                                   STOCK       STOCK          ACCUMULATED   STOCKHOLDERS'
                                   SHARES      AMOUNT           DEFICIT       EQUITY
                                 ---------   ----------      -----------    ----------
BALANCE, December 31, 1998       6,567,050   $5,739,507      $(3,801,966)   $1,937,541

Net income for the 6-month
    period ended June 30, 1999          --           --          436,057       436,057
                                 ---------   ----------      -----------    ----------

BALANCE, June 30, 1999           6,567,050   $5,739,507      $(3,365,909)   $2,373,598
                                 =========   ==========      ===========    ==========

See independent accountants' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                                    $ 11,809,943
    Interest received                                                     15,844
    Interest paid                                                        (21,005)
    Cash paid to suppliers and employees                             (11,469,922)
    Net increase in mortgage loans held for sale                      (1,284,450)
    Settlements paid                                                      (4,000)
                                                                    ------------

           Net cash used in operating
               activities                                                            $  (953,590)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net increase in deposits                                             (16,757)
    Purchase of property and equipment                                  (813,718)
    Purchase of interest bearing deposit with
        bank                                                            (125,000)
    Payment for purchase of acquired
        companies; net of cash received                                 (185,397)
    Proceeds from disposition of property
        and equipment                                                    225,000
                                                                    ------------

           Net cash used in investing activities                                        (915,872)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings on loan payable                             500,000
    Net proceeds from line of credit                                   1,258,761
    Payment on loan payable                                                 (592)
                                                                    ------------

           Net cash provided by financing activities                                   1,758,169
                                                                                      ----------

           Net decrease in cash                                                         (111,293)

CASH, December 31, 1998                                                                1,055,160
                                                                                      ----------


CASH, June 30, 1999                                                                   $  943,867
                                                                                      ==========

See independent accountants' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

RECONCILIATION OF NET INCOME TO NET CASH
    USED IN OPERATING ACTIVITIES:
        Net income                                                              $   436,057
        Adjustments to reconcile net income to net
           cash used in operating activities:
               Depreciation                                                          84,898
               Amortization                                                          32,425
               Gain on disposition of property and
                  equipment                                                        (222,365)
               Increase in accounts receivable                                      (45,176)
               Increase in mortgage loans held for
                  sale                                                           (1,284,450)
               Increase in prepaid expenses and
                  other assets                                                       76,524
               Increase in accounts and notes
                  (operating) payable and
                  accrued expenses                                                  (31,503)
                                                                                -----------
                      Net cash used in operating
                         activities                                             $  (953,590)
                                                                                ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    On March 31, 1999, the Company purchased all the stock of Columbia Title of Florida, Inc. ("Columbia") for $191,350. As a result of this merger, accounted for as a purchase, assets of $104,267, goodwill of $257,340, and liabilities of $170,257 were recorded.

See independent accountants' report and the accompanying notes to the consolidated financial statements, which are an integral part of this consolidated statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                PRINCIPLES OF CONSOLIDATION
                The accompanying consolidated financial statements include the accounts of First Reserve, Inc. and its wholly-owned subsidiaries, Esslinger, Wooten and Maxwell, Inc., First Reserve Realty, Inc., First Reserve Management, Inc., First Reserve Equities, Inc., (collectively "the Company") Embassy Financial Services, Inc. ("Embassy") and Columbia Title of Florida, Inc. ("Columbia"). Columbia was acquired on March 31, 1999, accordingly, Columbia's activity as part of the consolidated group is for the period from March 31, 1999 to June 30, 1999. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

                NATURE OF OPERATIONS
                The Company is primarily engaged in the brokerage and management of residential and commercial real estate in South Florida.

                Embassy is a licensed residential mortgage lender that specializes in conventional, FHA, and VA first mortgages primarily in the South Florida area. In 1999, Embassy began funding loans to be made in connection with its mortgage banking operations. Each loan is backed by a permanent loan "take-out" commitment from a national lender of residential financing. The loans are purchased by the national lender, once permanent financing is secured. Embassy does not service loans.

                Columbia is a title company engaged in the business of closing real estate and mortgage loan transactions, primarily in the South Florida area.

                BUSINESS COMBINATIONS
                On March 31, 1999, the Company acquired all the stock of Columbia Title of Florida, Inc. ("Columbia") in a business combination accounted for as a purchase. Columbia is engaged in the business of closing real estate and mortgage loan transactions, primarily in the South Florida area. Columbia has two branches, Miami and Key Largo, Florida. Under the terms of the agreement, the shareholder of Columbia (seller) received $100 for the stock of Columbia. The agreement also provided for additional consideration if the assets of the Key Largo branch would be sold within 90 days after the acquisition date. If this condition was met, the seller would receive eighty-five percent (85%) of the net proceeds of the sale of the assets of the Key Largo branch. If the sale did not effectuate within the 90 days, all the assets of the Key Largo branch office would be transferred back to the seller. The sale of the Key Largo branch was made within the ninety day period. As a result, additional consideration of $191,250 for the acquisition of the stock was recorded. Goodwill of approximately $257,340 resulting from this transaction is being amortized on the straight-line method over 20 years. The results of operations of Columbia are included in the consolidated statement of income from March 31, 1999 to June 30, 1999.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                REVENUE RECOGNITION
                The Company earns commissions from the sale of commercial and residential real estate and from the management of rental properties. Revenues are recorded when the real estate sale is closed and the management fees are earned. Embassy charges its customers for loan, ancillary fees and interest related to mortgages for the purchase and refinancing of their homes. Columbia charges its customers title search, recording and other ancillary fees related to mortgages for the purchase and refinancing of their homes. Embassy and Columbia record revenues when the mortgage is "closed". Expenses for all companies are recorded when they are incurred.

                ORGANIZATIONAL COSTS
                In 1999, the Company adopted Statement of Position (SOP 98-5), REPORTING ON THE COSTS OF START-UP ACTIVITIES issued by the American Institute of Certified Public Accountants. SOP 98-5 requires companies to expense organization costs as they are incurred.

                CASH EQUIVALENTS
                For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                INTEREST BEARING DEPOSIT WITH BANK
                Interest bearing deposit with bank consists of a certificate of deposit held at a financial institution bearing interest at 4.75% per annum and maturing in January 2000.

                FIDUCIARY FUNDS
                The Company also receives money from clients, property owners, tenants and third parties for the purchase, rental and management of properties. This cash is held in trust on behalf of clients and property owners and may not be used by the Company for its regular operations. As such, the consolidated balance sheet does not include the net assets held in escrow which amounted to $4,398,807 at June 30, 1999.

                PROPERTY AND EQUIPMENT
                Property and equipment are stated at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense charged to operations for the six-month period ended June 30, 1999 was $84,898.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  1 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                INCOME TAXES
                Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period minus the changes during the period in deferred tax assets and liabilities.

                Income taxes are provided for on all taxable income included in the consolidated financial statements in the period in which the income is reported for financial statement purposes. Accordingly, deferred income taxes (benefits) are provided for timing differences between financial and tax reporting. The principal items comprising these differences are the deferred recognition of operating losses and passive losses for tax purposes.

                LONG-LIVED ASSETS
                The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                ESTIMATES
                The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2 -       RECEIVABLES
                Receivables consist primarily of open trade accounts that have not been reduced by an allowance for doubtful accounts, as management considers all receivables to be fully collectible.

NOTE  3 -       MORTGAGE LOANS HELD FOR SALE
                Mortgage loans held for sale consist primarily of residential mortgage loans made in connection with Embassy's mortgage banking operations and are reported at the lower of cost or market value. The method used to determine this amount is the commitment price from national lenders utilizing the individual loan method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Each loan is fully backed by a permanent loan "take-out commitment" from a national lender of residential financing. The mortgage loans are purchased by the national lender once permanent financing is secured, usually within five to twelve days of original funding.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  4 -       SHAREHOLDERS' LOANS RECEIVABLE These loans are due on
                demand, and bear no interest.

NOTE  5 -       GOODWILL
                The Company has accounted for the excess of the acquisition costs of certain subsidiaries over the fair value of identifiable assets as goodwill. This goodwill is being amortized over periods ranging from fifteen to forty years.
                Amortization expense charged to operations for the six-month period ended June 30, 1999 was $25,089.

NOTE  6 -       FAIR VALUE OF FINANCIAL INSTRUMENTS
                Financial Accounting Standards Board Statement No. 107,
                DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (FAS 107) requires the Company to disclose the fair value of financial instruments for which it is practicable to estimate that value.
                FAS 107 also requires the entity to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments.

                The following assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

                    CASH AND CASH EQUIVALENTS
                    The carrying amounts of cash and cash equivalents approximate their fair value.

                    INTEREST-BEARING DEPOSIT WITH BANK
                    The carrying amount of interest-bearing deposit with bank approximates its fair value.

                    MORTGAGE LOANS HELD FOR SALE
                    Fair values of mortgage loans held for sale are based on commitments on hand from investors.

                    SHAREHOLDERS' LOANS RECEIVABLE
                    Carrying amounts of shareholders' loans receivable approximate their fair value.

                    NOTES PAYABLE
                    The fair values of the non-interest bearing note payable is estimated based upon the present value of future payments using an imputed rate of interest of 10.175%. The fair values of the interest bearing notes payable are estimated based upon current rates offered to the Company for debt of the same remaining maturities. Carrying amounts of the interest-bearing notes payable are reasonable estimates of their fair values.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  6 -       FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
                The estimated fair values of the Company's financial instruments at June 30, 1999, were as follows:

                                                        CARRYING        FAIR
                                                         AMOUNT         VALUE
                                                       ----------     ----------
                Cash and cash equivalents              $  943,867     $  943,867
                Interest-bearing deposit with bank     $  125,000     $  125,000
                Shareholders' loans receivable         $   37,366     $   37,366
                Mortgage loans held for sale           $1,284,450     $1,284,450
                Notes payable                          $2,588,529     $2,588,529

NOTE  7 -       BUSINESS SEGMENT INFORMATION
                Financial Accounting Standards Board Statement No. 131,
                DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED
                INFORMATION, requires companies to report information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and on assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different product services. The following information is provided in accordance with the requirement of this statement.

                The Company's operations are principally managed on a product services basis and are comprised of three reportable segments:
                Esslinger, Wooten and Maxwell, Inc. (EWM), Embassy Financial Services, Inc. (Embassy) and Columbia Title of Florida, Inc. (Columbia). EWM's product services consists of residential and commercial real estate brokerage. Embassy's product services have been in the capacity of a mortgage lender in the South Florida area, specializing in conventional, FHA and VA mortgages. Columbia's product has been in the capacity of a title company. Revenue, net income and identifiable assets for these segments are as follows:

                                ESSLINGER,        EMBASSY        COLUMBIA
                                  WOOTEN,        FINANCIAL       TITLE OF          ALL
                               MAXWELL, INC.   SERVICES, INC.   FLORIDA, INC.     OTHERS       TOTAL
                               -------------   --------------   -------------     ------       -----
                Revenue        $11,134,579      $  577,146        $142,741      $     653   $11,855,119
                Net income
                   (loss)      $   421,122$         (2,720)       $209,821      $(192,166)  $   436,057
                Identifiable
                   assets at
                   year end    $ 3,456,050      $1,559,544        $424,094      $  17,077   $ 5,456,765

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  8 -       NOTES PAYABLE
                At June 30, 1999, notes payable consist of the following:

                                                                         UNAMORTIZED
                                                            PRINCIPAL      DISCOUNT        TOTAL
                                                           -----------   -----------    -----------
                Operating note payable to third party,
                  non-interest bearing, payable in
                  annual installments of $237,500,
                  matures July 13, 2002, unsecured,
                  personally guaranteed by a majority
                  shareholder of the company
                  (unamortized discount is based on
                  imputed interest rate of 10.175%).       $   823,595     $126,405     $   950,000


                Loan with a financing company,
                  interest at 10.5% per year, payable
                  in monthly installments of $354.03
                  of principal and interest through
                  January 2001, secured by a vehicle.            6,173           --           6,173

                Note payable with an unrelated third
                  party lender, interest at 9% per
                  year, payable in monthly interest
                  only installments of $3,750 through
                  September 1999, principal due on
                  September 30, 1999, unsecured,
                  personally guaranteed by a majority
                  shareholder.                                 500,000           --         500,000

                $1,800,000 line of credit with bank,
                  interest at prime less 3.75% (4% at
                  June 30, 1999), payable in monthly
                  installments of interest only on the
                  unpaid principal balance, payable
                  on demand, mortgage loans held for
                  sale.                                      1,258,761           --       1,258,761
                                                           -----------     --------     -----------
                                                             2,588,529      126,405       2,714,934
                                                           -----------     --------     -----------
                           Less current portion             (1,939,244)     (60,496)     (1,999,740)
                                                           $   649,285     $ 65,909     $   715,194
                                                           ===========     ========     ===========

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE  8 -       NOTES PAYABLE (CONTINUED)
                Principal payments and amortized discount on the notes payable for the next five years and in the aggregate are as follows:

                TWELVE-MONTH PERIOD                  UNAMORTIZED
                    ENDING JUNE 30:      PRINCIPAL    DISCOUNT     TOTAL
                -------------------      ----------  -----------   ----------
                         2000            $1,939,244   $ 60,496     $1,999,740
                         2001               197,708     42,486        240,194
                         2002               214,857     22,643        237,500
                         2003               236,720        780        237,500
                         2004                    --         --             --
                                         ----------   --------     ----------
                                         $2,588,529   $126,405     $2,714,934
                                         ==========   ========     ==========

NOTE  9 -       EMPLOYMENT AGREEMENTS
                The Company has employment agreements with two executives. These agreements provide for base salaries, to be increased annually by at least 10%, plus bonuses and benefits at the discretion of the Company's Board of Directors. The terms of the contracts are for five years, expire on December 2002, and may be terminated for cause. In the event of termination without cause, the Company is liable for all salary, payments and benefits for the remaining term of the agreement.

                EWM has an employment agreement with the president of its Commercial Sales Division. This agreement provides for a base salary, commission and bonus incentives based on real estate closings, and additional bonus and benefits at the discretion of the Company's Board of Directors. The term of the contract is for five years, expires on April 2003, and may be terminated for cause. In the event of termination without cause, EWM is liable for all salary, payments and benefits for the remaining term of the agreement.

                In March 31, 1999 Columbia entered into an employment agreement with its Senior Vice President of Underwriting. This agreement provides for a base salary and other benefits. The term of the contract is for two years.

                Minimum future commitments under these employment agreements are as follows:

                TWELVE-MONTH PERIOD
                   ENDING JUNE 30:
                -------------------
                         2000         $  884,500
                         2001            956,450
                         2002            949,595
                         2003            631,297
                         2004                 --
                                      ----------
                                      $3,421,842
                                      ==========

                The total commitment incurred excluding incentives and bonuses, was $400,000 for the six-month period ended June 30, 1999.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 10 -       LEASES
                The Company had entered into several automobile, real estate and equipment leases accounted for as operating leases. These leases expire in various years through 2009. Minimum future lease payments under all operating leases for the next five years and in the aggregate are as follows:

                TWELVE-MONTH PERIOD
                    ENDING JUNE 30:
                -------------------
                           2000                  $  904,999
                           2001                     568,363
                           2002                     427,823
                           2003                     438,357
                           2004                     387,258
                           Thereafter             1,690,309
                                                 ----------
                                                 $4,417,109
                                                 ==========

                Rent expense under these leases was approximately $520,000 for the six-month period ended June 30, 1999.

NOTE 11 -       CONCENTRATION OF CREDIT RISK
                EWM, Embassy and Columbia have experienced credit risk in connection with their bank accounts. At various times during the year, EWM, Embassy and Columbia maintained deposits with financial institutions in excess of amounts insured by the FDIC.
                The exposure to EWM, Embassy and Columbia are solely dependent on daily bank balances and the financial strength of the respective institutions.

NOTE 12 -       INCOME TAXES
                Provision (benefit) is made for the tax effects of timing differences as described in Note 1. The provision for income taxes for the six-month period ended June 30, 1999, is based upon current statutory rates and is summarized as follows:

                                  CURRENT   DEFERRED    TOTAL
                                 --------   --------   --------
                    Florida      $     --   $     --   $     --
                    Federal            --         --         --
                                 --------   --------   --------
                                 $     --   $     --   $     --
                                 ========   ========   ========

                Deferred tax assets have been provided for deductible temporary differences related to net operating losses. Deferred tax liabilities have been provided for taxable temporary differences related to accumulated depreciation and amortization. Deferred income taxes related to the following at June 30, 1999:

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 12 -           INCOME TAXES (CONTINUED)

                    Deferred tax assets:
                       Net operating loss                            $ 317,473
                       Valuation allowance                            (310,792)
                       Organizational costs                                102
                                                                     ---------

                    Deferred tax assets after valuation allowance                  $ 6,783

                    Deferred tax liabilities
                       Property and equipment                           (2,332)
                       Goodwill                                         (4,451)
                                                                     ---------

                       Gross deferred tax liabilities                               (6,783)
                                                                                   -------
                    Net deferred tax asset                                         $    --
                                                                                   =======

                The provision for income taxes computed differed from the amount obtained by applying the federal and state statutory income tax rates to income before income taxes. The sources and tax effects of the difference are as follows:

                    Federal and state statutory rate applied
                       to pre-tax income at 31.5%                                  $ 137,358
                    Non-deductible expenses                                           10,776
                    Change in valuation allowance                                   (148,134)
                                                                                   ---------
                                                                                   $      --
                                                                                   =========

                At June 30, 1999, the Company's net operating loss carryforwards for income tax purposes amounted to approximately $1,625,000 and are available to offset future taxable income through the year 2013.

NOTE 13 -       PROFIT SHARING PLAN
                EWM has a deferred tax savings plan which qualifies under
                section 401(k) of the Internal Revenue Code. The plan covers all employees having at least one year of service during which they have worked at least 1,000 hours, provided they have attained the age of 21. The plan allows EWM to make voluntary contributions to the plan for eligible participants.
                Participants are 100% vested in their contributions to the plan and vest in EWM's contribution as follows:

                       YEARS OF TOTAL SERVICE         VESTING PERCENTAGE
                       ----------------------         ------------------
                           Less than 2                           0%
                                     2                          20%
                                     3                          40%
                                     4                          60%
                                     5                          80%
                                     6 or more                 100%

                For the six-month period ended June 30, 1999, there were no employer contributions to the plan.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 14 -       LEGAL AND OTHER SETTLEMENTS
                Included in legal and other settlements amounts are costs incurred by EWM in settling various disputes arising with customers or tenants in the ordinary course of business.

NOTE 15 -       STOCKHOLDERS' EQUITY

                WARRANTS
                The Company has outstanding warrants issued to a majority shareholder. The first warrant grants this majority shareholder the right to purchase 500,000 shares of the Company's common stock at the initial exercise price of $3 per share. The second warrant grants the same majority shareholder the right to purchase another 500,000 shares of the Company's common stock at the initial exercise price of $3.50 per share. The warrants are valid, beginning on August 31, 1998, for a period of five years and expire on August 31, 2003.

                The following is a summary of the activity of the Company's warrants for the six-month period ended June 30, 1999:

                                                                           WEIGHTED
                                                           NUMBER OF      AVERAGE OF
                                                            WARRANTS    EXERCISE PRICE
                                                           ---------    --------------

                Outstanding beginning of the year          1,000,000        $3.25
                Granted                                           --        $  --
                Exercised                                         --        $  --              $   -
                                                           ---------        -----
                Outstanding at end of year                 1,000,000        $3.25
                                                           =========        =====

                Exercisable at end of year                 1,000,000

                Weighted average fair value of warrants
                    issued during the six-month period
                    ending June 30, 1999.                       $.40

                The weighted average fair value was estimated using the Black-Scholes option pricing model based on the weighted average market price at date of grant of $1.00.

                The following is a summary of the status of the stock warrants outstanding at June 30, 1999.

                                        WEIGHTED
                                        AVERAGE     WEIGHTED
                                       REMAINING    AVERAGE
                          NUMBER      CONTRACTUAL   EXERCISE      NUMBER
                PRICE   OUTSTANDING      LIFE        PRICE     EXERCISABLE
                -----   -----------   -----------   --------   -----------
                $3.00     500,000      4.2 years     $3.00        500,000
                $3.50     500,000      4.2 years      3.50        500,000
                        ---------                    -----
                        1,000,000                    $3.25
                        =========                    =====

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 15 -       STOCKHOLDERS' EQUITY (CONTINUED)

                CONTINGENT SHARES
                Under the terms of the September 30, 1998 merger agreement between EWM and Gerard International Realty, Inc. (Gerard), the former shareholders of Gerard would receive an additional 200,000 "contingent" shares of common stock of the Company, pending future gross commission income to be generated by the former shareholders of Gerard over a 24 month "review" period, beginning September 30, 1998. These contingent shares are currently held in escrow. Due to the contingent nature of the shares, the Company will record them as additional purchase price upon issuance of the shares. At June 30, 1999, the former shareholders of Gerard had met 77% of the gross commission income requirements stated in the agreement. If the review period had ended on June 30, 1999, the number of shares to be issued to former shareholders of Gerard would be 153,575 shares and related goodwill of $153,575 would be recorded on the Company's balance sheet. Since these shares have not been issued, they are not included in the basic earnings per share calculation but are included in the diluted earnings per share calculation.

NOTE 16 -       EARNINGS PER SHARE
                Basic earnings per share ("EPS") was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS were determined on the assumption that the contingent shares were exercised at the beginning of the period, or at time of issuance, if later.

                The following is the calculation of earnings per share for the six-month period ended June 30, 1999:

                Basic earnings per common share:
                    Numerator
                       Net income before extraordinary items
                           applicable to common stockholders          $  436,057
                       Extraordinary items, net                               --
                                                                      ----------
                       Income applicable to common stockholders       $  436,057
                                                                      ==========

                    Denominator
                       Weighted average common shares                  6,567,050
                                                                      ==========
                       Basic EPS                                      $      .07
                                                                      ==========

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 16 -       EARNINGS PER SHARE (CONTINUED)

                    Diluted earnings per common share:
                       Numerator
                       Net income before extraordinary
                           items applicable to common
                           stockholders.                             $   436,057

                       Extraordinary items, net                               --
                                                                     -----------
                       Income applicable to common
                           stockholders.                             $   436,057
                                                                     ==========-
                    Denominator
                       Weighted average common shares                  6,567,050
                       Contingent shares                                 153,575
                                                                     -----------
                           Total                                       6,720,625
                                                                     ===========
                    Diluted EPS                                      $       .06
                                                                     ===========

                Options to purchase 500,000 shares of common stock at $3.00 per share and 500,000 shares of common stock at $3.50 per share were outstanding for the six-month period ended June 30, 1999, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire on August 31, 2003, were still outstanding at the end of the six-month period ending June 30, 1999.

NOTE 17 -       RELATED PARTY TRANSACTIONS
                The Company rents an office building from a corporation owned by a minority shareholder. The lease is on a month-to-month basis and calls for a monthly rental of $5,553. For the six-month period ended June 30, 1999, total rent paid amounted to $33,200.
                At June 30, 1999, no amounts were due to this corporation.

                The Company rents an office building from a corporation owned by minority shareholders. The lease is for a period of ten years expiring in March 2009 with an option to renew for two successive five year terms. The lease calls for an annual rent of $90,000, plus all applicable sales taxes, with an annual increase in rent of three percent per year over the prior year's base rent. For the six-month period ended June 30, 1999, total rent paid amounted to $36,173. At June 30, 1999, no amounts were due to this corporation.

See independent accountants' report.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1999
                      FIRST RESERVE, INC. AND SUBSIDIARIES
                                    UNAUDITED

NOTE 18 -       UNAUDITED PROFORMA CONSOLIDATED STATEMENTS OF INCOME The assets and liabilities of Columbia are reflected in the accompanying consolidated financial statements. The results of operations of Columbia are included in the consolidated results from the date it was acquired, March 31, 1999. The following pro forma consolidated statement of income gives effect to the acquisition of all of the outstanding shares of Columbia as if it had occurred at the beginning of the year. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. This unaudited pro forma condensed consolidated information does not purport to represent what the actual results of operations would have been assuming the acquisition had taken place on the date assumed above, nor do they purport to predict the results of operations in future periods:

                                                                     SIX-MONTH
                                                                   PERIOD ENDED
                                                                   JUNE 30, 1999
                                                                  --------------
                       Total revenue                               $ 11,998,176
                       Total costs and expenses                     (11,762,602)
                                                                   ------------

                       Operating income                                 235,574
                       Other income and (expenses)                      180,532
                                                                   ------------
                       Income before tax provision                      416,106
                       Provisions or income taxes                            --
                                                                   ------------
                       Net income                                  $    416,106
                                                                   ============

                       Earnings per share
                           Basic                                   $        .06
                                                                   ============
                           Weighted average shares                    6,567,050
                                                                   ============

                           Diluted                                 $        .06
                                                                   ============
                           Weighted average shares                    6,720,625
                                                                   ============

See independent accountants' report.

                                 EXHIBIT INDEX

     EXHIBIT NO.  DESCRIPTION
     -----------  -----------
         2.1 Stock Purchase Agreement dated March 31, 1999 by and between Marjorie Schwartz and First Reserve, Inc. (acquisition of Columbia Title of Florida, Inc.).

         10.7 Promissory Note for $ 1.2 million between First Reserve, Inc. and R.T. Construction Interests, Inc., dated July 13, 1998.

         10.8     Confidential Private Offering Memorandum, dated April 6, 1998.

         10.9 Common Stock Purchase Warrant between the Company and Valorsec, dated August 31, 1998.

         10.10 Common Stock Purchase Warrant between the Company and Valorsec, dated August 31, 1998

         21       Subsidiaries of the registrant.

         23.1     Consent of McClain and Company, L.C.

         23.2     Consent of McClain and Company, L.C.

         23.3     Consent of McClain and Company, L.C.